As filed with the Securities and Exchange Commission on March 19, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
Under The Securities Act of 1933

LIFE TIME FITNESS, Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	7997	41-1689746
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6442 City West Parkway

Eden Prairie, Minnesota 55344
(952) 947-0000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bahram Akradi

Chairman of the Board of Directors,
President and Chief Executive Officer
LIFE TIME FITNESS, Inc.
6442 City West Parkway
Eden Prairie, Minnesota 55344
(952) 947-0000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kris Sharpe, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402-3901	Christopher T. Jensen, Esq. Jodi L. Lashin, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060

      Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, $.02 par value	$200,000,000	$25,340

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 19, 2004

                                                 Shares

LIFE TIME FITNESS, Inc.

Common Stock

          We are selling                      shares of our common stock and the selling shareholders are selling                      shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.

          Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $           per share. We will apply to list our common stock on the New York Stock Exchange under the symbol “          .”

          The underwriters have an option to purchase a maximum of                      additional shares to cover over-allotments of shares of our common stock.

          Investing in our common stock involves risks. See “Risk Factors” on page 10.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	LIFE TIME	the Selling
	Public	Commissions	FITNESS	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$

          Delivery of the shares of our common stock will be made on or about                     , 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Merrill Lynch & Co.

Banc of America Securities LLC	UBS Investment Bank

Piper Jaffray	William Blair & Company

The date of this prospectus is                               , 2004.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until           , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

(i)

PROSPECTUS SUMMARY

      The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements.

      We are a healthy way of life company and one of the nation’s fastest growing operators of large sports, fitness and family recreation centers under the LIFE TIME FITNESS® brand. We design and develop our own centers, and we focus on providing our members and customers with high quality products and services at an exceptional value in the areas of exercise, education and nutrition.

      As of March 15, 2004, we operated 33 centers primarily in suburban locations across eight states. Our distinctive centers provide a comprehensive offering of sports, fitness and family recreation programs and services in a resort-like setting at prices below the industry average. In addition to traditional health club offerings, our large format centers include an expansive selection of premium amenities and services, such as indoor swimming pools with water slides, basketball and racquet courts, interactive and entertaining child centers, full-service spas and dining services and, in most cases, climbing walls and outdoor swimming pools. We believe our centers provide a unique experience at a compelling value for our members, resulting in a high number of memberships per center, high profitability and attrition rates below the industry average.

      We opened our first center in 1992 to provide a high quality alternative to traditional health clubs and to create a platform for our healthy way of life philosophy. Since then, we have refined our center format and offerings, and, in 2000, we standardized the design of our typical large format center to include an optimal selection of services and products while maintaining our competitive pricing structure. We currently operate 24 large format centers, of which 12 conform to our current model center. This current model center is approximately 105,000 square feet and has a targeted capacity of 11,500 memberships. In addition to providing our members with a fulfilling experience, these centers are highly profitable and generate attractive returns on our investment. Almost all of the centers that we have opened since 2000 have generally conformed to this model, and all of these centers have delivered growth in membership levels, revenue and profitability across a range of geographic markets. We expect to open five new current model centers in 2004 and six in 2005.

      Our rapidly expanding membership base, together with our brand reputation as a high quality leader in the health and fitness sector, has allowed us to expand the LIFE TIME FITNESS brand into other wellness-related offerings. For example, we utilize our award winning magazine, Experience Life, to educate our members and subscribers about leading a healthy way of life and to continually drive the educational attributes of our brand. We further leverage the LIFE TIME FITNESS brand by offering a line of nutritional products and by organizing athletic events.

      We participate in the large and growing U.S. health and wellness industry, which we define to include health and fitness centers, fitness equipment, athletics, physical therapy, wellness education, nutritional products, athletic apparel, spa services and other wellness-related activities. In particular, the U.S. health and fitness club industry, which represents a relatively small part of the larger health and wellness industry, achieved revenue growth at a compound annual rate of 7.8% from 1995 to 2002 to reach approximately $13.1 billion, according to International Health, Racquet and Sportsclub Association, or IHRSA. We believe that the primary drivers of this growth include:

•	favorable membership growth due to trends in U.S. population demographics;

•	an increased awareness of the health benefits of being physically fit;

•	the onset of fitness programs designed to address rising healthcare costs; and

•	an increased use of health and fitness centers as gathering places and for family entertainment.

      Throughout our history, we have consistently increased our revenue by opening new sports, fitness and family recreation centers, increasing the number of memberships per existing center and focusing on the sale of additional products and services in our centers. From 1999 through 2003, we experienced compound annual revenue growth of 47.5% with revenue of $256.9 million in 2003, compound annual EBITDA growth of 59.7% with EBITDA of $80.0 million in 2003 and compound annual net income growth of 71.2% with net income of $20.6 million in 2003.

Our Competitive Strengths

We offer a comprehensive, high quality product with broad appeal.

      Our large format centers offer sports, athletic, fitness and family recreation programs and services in a resort-like setting and are generally situated on a parcel of land of at least 10 acres. Unlike traditional health clubs, these centers typically offer large indoor and outdoor family recreation pools, climbing walls and basketball and racquet courts, in addition to approximately 400 pieces of cardiovascular and resistance training equipment and an extensive offering of health and fitness classes. Our staff of enthusiastic employees, each trained through our specifically designed program of classes, is committed to providing an environment that is comfortable, friendly, inviting and clean. Our large format centers include luxurious reception areas and locker rooms, child-care facilities with spacious play areas and computers, spas offering massage and beauty services and cafes with healthy product offerings throughout the day.

We offer our product at a compelling value that creates a loyal membership base.

      We believe that the amenities and services we offer exceed other health and fitness center alternatives available to our members and that we offer these amenities and services at prices below the prices offered by other full-service health and fitness centers. We offer different types of membership plans for individuals, couples and families. Our monthly membership dues typically range from $40 to $60 per month for an individual membership and from $75 to $120 per month for a couple or family membership. Each of our memberships includes all of the primary member’s children under the age of 12 at no additional cost. We provide our members with a variety of complimentary services, including child-care, lockers, towels, group fitness classes and our healthy way of life magazine. Our membership plans are month-to-month, cancelable at any time on one month’s notice and include initial 30-day money back guarantees. We believe that our compelling value proposition and customer-focused approach create significant loyalty among our members, resulting in an attrition rate below the industry average.

We offer a product that is convenient for our members.

      Our centers are generally situated in high-traffic suburban areas and are easily accessible and centrally located among the residential, business and shopping districts of the surrounding community. We design and operate our large format centers to accommodate a large and active membership base by providing access to the centers 24 hours a day, seven days a week. In addition, we provide sufficient lockers and equipment to allow our members to exercise with little or no waiting time, even at peak hours and when center membership levels are at targeted capacity. Our child-care services are available for up to two hours per day at no additional cost and most of our centers offer the convenience of spa and dining services under the same roof. Membership generally affords our members the right to utilize any of our centers.

We have a highly attractive and proven economic model.

      Our economic model is based on attracting a large membership base within a short time period after a new center is opened, as well as retaining those members and maintaining tight expense control. This economic model has resulted in compound annual revenue growth of 47.5%, compound annual EBITDA growth of 59.7% and compound annual net income growth of 71.2% from 1999 through 2003. We expect the typical membership base at our current model centers to increase from approximately 4,000 memberships at the end of the first month of operations to over 90% of our 11,500 targeted membership capacity by the end of the third year of operations. Revenue at our large format centers in their third year or more of operations averaged in excess of $10.7 million for the year ended December 31, 2003. At these centers during the same period, EBITDA averaged 40.0% of revenue, including corporate, general and administrative expense of approximately 9% of revenue, and net income averaged approximately 14.5% of revenue. Over the last several years, our investment for a current model center has averaged approximately $22.5 million, which includes the land, the building and approximately $2.5 million of exercise equipment, furniture and fixtures.

We have developed a disciplined and sophisticated site selection and development process.

      We have developed a disciplined and sophisticated process to evaluate metropolitan markets in which to build new centers, as well as specific sites for future centers within those markets. This dynamic process is based upon demographic, psychographic and competitive criteria generated from profiles of already successful centers. We continue to modify these criteria based upon the performance of our centers. A formal business plan is developed for each proposed new center and the plan must pass multiple stages of management approval. By utilizing a wholly owned construction subsidiary that is dedicated solely to building our centers, we maintain maximum flexibility over the design process of our centers and control over the cost and timing of the construction process. As a result of our strict adherence to this disciplined process, we have never closed a center, and our current model centers produced, on average, EBITDA in excess of 23% of revenue during their first year of operation.

We have a committed and experienced senior management team.

      Our senior management team has extensive and diverse management experience. This team is led by our Chief Executive Officer and founder, Bahram Akradi. Mr. Akradi has worked in the health and fitness industry for over 20 years, has held various leadership positions at other health club organizations and is a founder of the health and fitness Industry Leadership Council. Steve Rowland, President of our company’s wholly owned construction subsidiary, has been with our company for five years and has over 20 years of experience in the construction industry. Mark Zaebst, Senior Vice President of Real Estate and Development, has over 20 years of experience in the health and fitness industry and over eight years of experience in commercial real estate development. Eric Buss, Senior Vice President of Corporate Development, General Counsel and Secretary, has been with our company for over four years. Key additions to our senior management team from outside the health and fitness industry since 2002 include Michael Gerend, Executive Vice President and Chief Operating Officer, and Michael Robinson, Executive Vice President and Chief Financial Officer. Messrs. Gerend and Robinson have had extensive operations and financial management experience, respectively, prior to joining us and further strengthen our talented and experienced senior management team that has been instrumental in growing and building our company.

Our Growth Strategy

Drive membership growth.

      New Centers. Since the beginning of 1999 through 2003, we have expanded our base of centers from nine to 33, which represents a compound annual growth rate of 29.7%. We opened four new centers in 2003, and we plan to open five new current model centers in 2004 and six new current model centers in 2005. The new centers we plan to open will be built in both new and existing markets. We have already purchased the land for, and commenced construction of, the centers that we plan to open in 2004. We have selected the markets and identified potential sites for the centers we plan to open in 2005. We believe that, based upon our data, there is the potential for adding at least 225 additional current model centers throughout the U.S. in existing as well as new markets. We have built a corporate infrastructure that we believe will support our growth for the next several years.

      Existing Centers. Of our 33 centers, the nine that opened in 2002 and 2003 averaged 64.9% of targeted membership capacity as of December 31, 2003. We expect the continuing ramp in memberships at these centers to contribute significantly to our growth in 2004. We also plan to continue to drive membership growth at centers that are not yet at targeted capacity. In order to achieve this goal, we employ marketing programs to effectively communicate our value proposition and healthy way of life brand to prospective members and we are implementing a customer relationship management system that will allow us to better manage and increase prospective member conversion. We also believe that these initiatives will continue to keep our attrition rates below the industry average.

Increase revenue per membership.

      From 1999 to 2003, we increased revenue per membership from $659 to $1,089 primarily due to a shift toward more couple and family memberships and increased sales of in-center products and services. We believe the revenue from sales of our in-center products and services will grow at a faster rate than enrollment fees and membership dues. Our centers offer a variety of these in-center products and services, including private and group sessions with highly skilled and professional personal trainers, relaxing LifeSpa salon and spa services, engaging member activities programs and a nutritional LifeCafe restaurant. These high quality and convenient in-center products and services produce incremental revenue and profit. From 1999 to 2003, revenue from the sale of in-center products and services grew at a compound annual rate of 50.4% to $54.2 million in 2003. We expect to continue to drive in-center revenue by introducing new in-center products and services, expanding our marketing efforts and deploying our customer relationship member management system to better gauge the interests and needs of our members.

Leverage the LIFE TIME FITNESS brand into the broader health and wellness industry.

      We plan to leverage the LIFE TIME FITNESS brand that we have established through our sports, fitness and family recreation centers into other businesses in the broader health and wellness industry. We have developed and market a line of high quality nutritional supplements that we distribute in our centers, on our web site and through selected national retail chains. Our award-winning healthy way of life magazine, Experience Life, is distributed to each of our members and is also available for purchase by subscription or at selected major bookstores nationwide. The annual LIFE TIME FITNESS Triathlon, a nationally televised and award winning event, attracts an international field of professional and amateur participants to a uniquely-designed race for the sport’s largest cash purse. We believe these initiatives enhance our reputation as a leader in the health and fitness industry and a premier source of quality products and services in the areas of exercise, nutrition and education.

      We were incorporated on October 15, 1990 as a Minnesota corporation under the name FCA, Ltd. and we began doing business under the name LIFE TIME FITNESS in July 1992. We changed our name to LIFE TIME FITNESS, Inc. on December 8, 1998 to match our brand name. Our principal executive offices are located at 6442 City West Parkway, Eden Prairie, Minnesota 55344, and our telephone number is (952) 947-0000. Our web site is located at www.lifetimefitness.com. The information contained on our web site is not a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares

Total	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full. We expect to use the net proceeds from this offering:

• to finance our growth by opening new centers;

• for possible repayments of a portion of our indebtedness; and

• for working capital and general corporate purposes.

See “Use of Proceeds” for more information. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholders.

Proposed New York Stock Exchange symbol	“ ”

      The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of           , 2004, and excludes:

•	shares of common stock issuable upon exercise of options outstanding under our stock option plans, at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our stock option plans, of which options to purchase shares of common stock will be issued upon completion of this offering at an exercise price per share equal to the price of shares sold in this offering.

      Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	all outstanding shares of our preferred stock have automatically converted into shares of common stock as a result of this offering; and

•	no outstanding options have been exercised since , 2004.

Summary Consolidated Financial Data

      You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes, our “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Statement of Operations Data:
Revenue
Center revenue
Membership dues	$94,652	$132,124	$171,596
Enrollment fees	13,584	18,564	20,594
In-center revenue(1)	25,191	38,270	54,237

Total center revenue	133,427	188,958	246,427
Other revenue	3,240	6,208	10,515

Total revenue	136,667	195,166	256,942
Operating expenses
Sports, fitness and family recreation center operations	74,025	102,343	131,825
Advertising and marketing	6,350	11,722	11,045
General and administrative	12,305	14,981	18,554
Other operating	4,458	10,358	16,273
Depreciation and amortization	17,280	20,801	25,264
Impairment charge(2)	—	6,952	—

Total operating expenses	114,418	167,157	202,961

Income from operations	22,249	28,009	53,981
Interest expense, net	(12,035)	(14,950)	(19,132)
Loss from extinguishment of debt(3)	(2,911)	—	—
Equity in earnings (loss) of affiliate(4)	(301)	333	762

Income before income taxes	7,002	13,392	35,611
Provision for income taxes	3,019	5,971	15,006

Net income(5)	$3,983	$7,421	$20,605

Diluted earnings (loss) per share
Net income (loss) applicable to common shareholders	$(0.20)	$0.02	$0.72
Weighted average number of common and common equivalent shares outstanding — diluted(6)	12,360	16,430	28,612

				As Adjusted
	Fiscal Year Ended December 31,			December 31,

	2001	2002	2003	2003(7)

				(Unaudited)

	(In thousands, except center and membership data)
Other Data:
Centers open at end of period(8)	24	29	33
Number of memberships at end of period(8)	173,875	215,387	249,192
Comparable center revenue growth(9)	12.4%	22.3%	13.2%
Average revenue per membership(10)	$877.67	$989.11	$1,089.15
Average in-center revenue per membership(11)	165.71	200.33	239.71
EBITDA(12)	36,317	49,143	80,007
EBITDA margin(13)	26.6%	25.2%	31.1%
Capital expenditures(14)	$97,317	$89,064	$84,680
Balance Sheet Data (end of period):
Cash and cash equivalents	$2,208	$8,860	$18,446
Working capital	(30,242)	(29,819)	(15,340)
Total assets	346,815	419,024	453,346
Total debt	176,727	231,320	233,232
Total redeemable preferred stock	96,973	99,179	106,165
Total shareholders’ equity	13,014	18,547	32,792
Cash Flow Data:
Net cash provided by operating activities	$32,609	$54,017	$52,576
Net cash used in investing activities	(63,928)	(41,809)	(24,476)
Net cash provided by (used in) financing activities	28,245	(5,556)	(18,514)

(1)	In-center revenue includes revenue generated at our centers from fees for personal training, group fitness training and other member activities, sales of products offered at our LifeCafe, sales of products and services offered at our LifeSpa and renting space in certain of our centers.

(2)	For the year ended December 31, 2002 we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard operating model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

(3)	A loss on the extinguishment of debt of $2.9 million was recorded for the year ended December 31, 2001. The charge consisted of early extinguishment fees and the write-off of loan costs related to the original debt in connection with the refinancing of 10 of our centers.

(4)	In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C., referred to as Bloomingdale LLC, with two unrelated organizations for the purpose of constructing, owning and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

(5)	Net income represents our net income prior to deduction for accretion related to redeemable preferred stock.

(6)	The diluted weighted average number of common shares outstanding is the weighted average number of common shares plus the weighted average conversion of any dilutive common stock equivalents, such as redeemable preferred stock, and the assumed weighted average exercise of dilutive stock options using the treasury stock method. For the year ended December 31, 2001, there were no dilutive common stock equivalents. For the year ended December 31, 2002, only the shares issuable upon the exercise of stock options were dilutive. For the year ended December 31, 2003, the shares issuable upon the exercise of stock options and the conversion of redeemable preferred stock were dilutive.

The following table shows the total number of dilutive and anti-dilutive common stock equivalents:

	Fiscal Year Ended
	December 31,

	2001	2002	2003

	(In thousands)
Number of dilutive shares outstanding	12,360	16,430	28,612
Number of anti-dilutive shares outstanding	14,248	11,731	—

Total weighted average fully diluted number of shares outstanding	26,608	28,161	28,612

(7)	As adjusted at December 31, 2003 gives effect to the sale by us of shares of common stock at an assumed initial public offering price of $ per share in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the conversion of all redeemable preferred stock into shares of common stock upon the completion of this offering.

(8)	The data being presented include the center owned by Bloomingdale LLC. See also footnote 4 for a discussion of Bloomingdale LLC.

(9)	Membership dues, enrollment fees and in-center revenue for a center are included in comparable center revenue growth beginning on the first day of the thirteenth full calendar month of the center’s operation.

(10)	Average revenue per membership is total center revenue for the period divided by an average number of memberships for the period, where average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(11)	Average in-center revenue per membership is total in-center revenue for the period divided by the average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(12)	EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP, or as a measure of liquidity. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA:

	Fiscal Year Ended December 31,

	2001	2002	2003

	(In thousands)
Net income	$3,983	$7,421	$20,605
Interest expense, net	12,035	14,950	19,132
Provision for income taxes	3,019	5,971	15,006
Depreciation and amortization	17,280	20,801	25,264

EBITDA	$36,317	$49,143	$80,007

(13)	EBITDA margin is the ratio of EBITDA to total revenue.

(14)	Capital expenditures represent investments in our new centers, costs related to updating and maintaining our existing centers and other infrastructure investments. For purposes of deriving capital expenditures from our cash flow statement, capital expenditures include our purchases of property and equipment, changes in construction accounts payable and property and equipment purchases financed through notes payable and capital lease obligations.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. You should also refer to the other information in this prospectus, including our financial statements and the related notes. If any of the following risks actually occurs, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

If we are unable to identify and acquire suitable sites for new sports, fitness and family recreation centers, our revenue growth rate and profits may be negatively impacted.

      To successfully expand our business, we must identify and acquire sites that meet the site selection criteria we have established. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition from other health and fitness center operators for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we are unable to identify and acquire sites for new sports, fitness and family recreation centers, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new center.

We may be unable to attract and retain members, which could have a negative effect on our business.

      The success of our business depends on our ability to attract and retain members, and we cannot assure you that we will be successful in our marketing efforts or that the membership levels at our centers will not materially decline, especially at those centers that have been in operation for an extended period of time. All of our members can cancel their membership at any time upon one month’s notice. In addition, we experience attrition and must continually attract new members in order to maintain our membership levels. There are numerous factors that could lead to a decline in membership levels or that could prevent us from increasing membership at newer centers where membership is generally not yet at a targeted capacity, including market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, direct and indirect competition in the areas where our centers are located, a decline in the public’s interest in health and fitness, changes in discretionary spending trends and general economic conditions. In addition, we may decide to close a center and attempt to move members of that center to a different center or we may have to temporarily relocate members if a center is closed for remodeling or due to fire, earthquake or other casualty.

Delays in new sports, fitness and family recreation center openings could materially adversely affect our financial performance.

      In order to meet our objectives, it is important that we open new centers on schedule. A significant amount of time and expenditure of capital is required to develop and construct new centers. If we are significantly delayed in opening new centers, our competitors may be able to open new clubs in the same market before we open our centers. This change in the competitive landscape could negatively impact our pre-opening sales of memberships and increase our investment costs. In addition, delays in opening new centers could hurt our ability to meet our growth objectives. Our ability to open new centers on schedule depends on a number of factors, many of which are beyond our control. These factors include:

•	obtaining acceptable financing for construction of new sites;

•	obtaining entitlements, permits and licenses necessary to complete construction of the new center on schedule;

•	recruiting, training and retaining qualified management and other personnel;

•	securing access to labor and materials necessary to develop and construct our centers;

•	delays due to material shortages, labor issues, weather conditions or other acts of god, discovery of contaminants, accidents, deaths or injunctions; and

•	general economic conditions.

Our continued growth could place strains on our management, employees, information systems and internal controls which may adversely impact our business and the value of your investment.

      Over the past several years, we have experienced significant growth in our business activities and operations, including an increase in the number of our sports, fitness and family recreation centers. Our past expansion has placed, and any future expansion will place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, will increase management responsibilities and will divert management attention.

The opening of new centers in existing locations may negatively impact our comparable revenue increases and our overall operating margins.

      We currently operate sports, fitness and family recreation centers in eight states. Our plans for 2004 include opening five new centers, three of which are in an existing market. With respect to existing markets, it has been our experience that opening new centers may attract some memberships away from other centers already operated by us in those markets and diminish their revenues. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our comparable center revenue increases may be lower in future periods than in the past. We believe that lower comparable center revenues and levels of contribution may also be a result of geographical factors.

      Another result of opening new centers is that our overall operating margins may be lower than they have been historically. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly-opened centers to affect our operating margins at these new centers. We also expect certain operating costs, particularly those related to occupancy, to be higher than in the past in some newly-entered geographic regions. As a result of the impact of these rising costs, our total center contribution and operating margins may be lower in future periods than they have been in the past.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

      As of December 31, 2003, we had total consolidated indebtedness of $233.2 million, consisting principally of obligations under construction and term notes that are secured by certain of our properties, borrowings under our senior credit facility that are secured by certain personal and real property, mortgage notes that are secured by certain of our sports, fitness and family recreation centers and obligations under capital leases.

      Our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for capital expenditures, working capital, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to pay the principal of, and interest on, our indebtedness, including indebtedness that we may incur in the future;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	a substantial decrease in our cash flows from operations could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our debt level may make us more vulnerable and less flexible than our competitors to a downturn in our business or the general economy; and

•	some of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

      In addition to the amount of indebtedness outstanding as of December 31, 2003, we have access to an additional $119.1 million under our credit facilities. Following this offering, we will continue to have the ability to incur new debt, subject to limitations under our existing credit facility and in our debt financing agreements. Furthermore, we have 13 centers financed by Teachers Insurance and Annuity Association of America that are subject to cross-default and cross-collateral provisions, which would allow the lender to foreclose on each of these 13 centers if there is an event of default related to one or more of these centers. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, could intensify.

Because of the capital-intensive nature of our business, we may have to incur additional indebtedness or issue new equity securities and, if we are not able to access additional capital, our ability to operate or expand our business may be impaired and our operating results could be adversely affected.

      Our business requires significant levels of capital to finance the development of additional sites for new sports, fitness and family recreation centers and the construction of our centers. If cash from available sources is insufficient, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event that we are required or choose to raise additional funds, we may be unable to do so on favorable terms or at all. Furthermore, the cost of debt financing could significantly increase, making it cost-prohibitive to borrow, which could force us to issue new equity securities. If we issue new equity securities, existing shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures. Any inability to raise additional capital when required could have an adverse effect on our business plans and operating results.

The health club industry is highly competitive and our competitors may have greater resources and name recognition than we have.

      We compete with other health and fitness centers, physical fitness and recreational facilities established by local non-profit organizations, governments, hospitals, and businesses, amenity and condominium clubs and similar non-profit organizations, local salons, cafes and businesses offering similar ancillary services, and, to a lesser extent, racquet, tennis and other athletic clubs, country clubs, weight reducing salons and the home fitness equipment industry. Competitors, which may have greater resources or greater name recognition than we have, may compete with us to attract members in our markets. Non-profit and government organizations in our markets may be able to obtain land and construct centers at a lower cost than us and may be able to collect membership dues without paying taxes, thereby allowing them to lower their prices. This competition may limit our ability to increase membership dues, retain members, attract new members and retain qualified personnel.

Competitors could copy our business model and erode our market share and brand recognition.

      We employ a business model that could allow competitors to duplicate our successes. We cannot assure you that our competitors will not attempt to copy our business model and that this will not erode our market share and brand recognition and impair our growth rate and profitability.

We have significant operations concentrated in certain geographic areas, and any disruption in the operations of our centers in any of these areas could harm our operating results.

      We currently operate multiple sports, fitness and family recreation centers in several metropolitan areas, including 14 in the Minneapolis/St. Paul market, seven in the Chicago market and five in the Detroit market, with continued planned expansion in other markets. As a result, any prolonged disruption in the operations of our centers in any of these markets, whether due to technical difficulties, power failures or destruction or damage to the centers as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our concentration in these markets increases our exposure to adverse developments related to competition, as well as economic and demographic changes in these areas.

If we cannot retain our key personnel and hire additional highly qualified personnel, we may not be able to successfully manage our operations and pursue our strategic objectives.

      We are highly dependent on the services of our senior management team and other key employees at both our corporate headquarters and our centers, and on our ability to recruit, retain and motivate high quality personnel. Competition for such personnel is intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could materially and adversely affect us. Our growth and development to date have been largely dependent upon the services of Bahram Akradi, our Chairman of the Board of Directors, President, Chief Executive Officer and founder. The loss of Mr. Akradi’s services for any reason could have a material adverse effect on us. In particular, if Mr. Akradi ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws, we will be in default under the loan documents for our 13 centers financed with Teachers Insurance and Annuity Association of America.

We could be subject to claims related to health or safety risks at our sports, fitness and family recreation centers.

      Use of our centers poses potential health or safety risks to members or guests through exertion and use of our equipment, swimming pools and other facilities and services. We cannot assure you that claims will not be asserted against us for injury or death suffered by someone using our facilities or services. In addition, the child-care services we offer at our centers expose us to claims related to child-care. Lastly, because we construct our own centers, we also face liability in connection with the construction of these centers.

We are subject to extensive government regulation, and changes in these regulations could have a negative effect on our financial condition and results of operations.

      Various federal and state laws and regulations govern our operations, including:

•	general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale and collection of our memberships;

•	state and local health regulations;

•	federal regulation of health and nutritional products; and

•	regulation of rehabilitation service providers.

Any changes in such laws could have a material adverse effect on our financial condition and results of operations.

We have introduced other business initiatives that may not be profitable.

      In addition to our sports, fitness and family recreation centers, we have introduced other business initiatives in the areas of nutritional products, media and athletic events in order to capitalize on our brand identity and membership base. We have limited experience with these other initiatives and face significant competition against established companies with more retail experience and greater financial resources than us. We may not be able to compete effectively against these established companies, and these other business initiatives may not be profitable. In addition, we license from a third party the right to use the LIFE TIME mark in connection with our nutritional products, as well as the right to use certain ingredients of such products. These rights may be material to marketing and distributing our nutritional products. If these licenses are terminated for any reason, we may no longer be able to market and distribute nutritional products under the LIFE TIME FITNESS brand.

We could be subject to claims related to our nutritional products.

      The nutritional products industry is currently the source of proposed federal laws and regulations, as well as numerous lawsuits. We advertise and offer for sale proprietary nutritional products within our centers, on the Internet and through selected national retail channels. We cannot assure you that there will be no claims against us regarding the ingredients in, manufacture of or results of using our nutritional products. Furthermore, we cannot assure you that any rights we have under indemnification provisions or insurance policies will be sufficient to cover any losses that might result from such claims.

If it becomes necessary to protect or defend our intellectual property rights or if we infringe on the intellectual property rights of others, we may be required to pay royalties or fees or become involved in costly litigation.

      We may have disputes with third parties to enforce our intellectual property rights, protect our trademarks, determine the validity and scope of the proprietary rights of others or defend ourselves from claims of infringement, invalidity or unenforceability. Such disputes may require us to engage in litigation. We may incur substantial costs and a diversion of resources as a result of such disputes and litigation, even if we win. In the event that we do not win, we may have to enter into royalty or licensing agreements, we may be prevented from using the marks within certain markets in connection with goods and services that are material to our business or we may be unable to prevent a third party from using our marks. We cannot assure you that we would be able to reach an agreement on reasonable terms, if at all. In particular, although we own an incontestable federal trademark registration for use of the LIFE TIME FITNESS® mark in the field of health and fitness centers, we are aware of entities in certain locations around the country that use LIFE TIME FITNESS or a similar mark in connection with goods and services related to health and fitness. The rights of these entities in such marks may predate our rights. Accordingly, if we open any sports, fitness and family recreation centers in the areas in which these parties operate, we may be required to pay royalties or may be prevented from using the mark in such areas.

Our business could be affected by acts of war, terrorism or natural disasters.

      Current world tensions could escalate, potentially leading to war or acts of terrorism. This could have unpredictable consequences on the world economy and on our business.

Risks Related to this Offering

We will face new challenges and increased costs as a public company.

      Our management team has historically operated our business as a privately held company. Our management team has never had direct responsibility for managing a publicly traded company. We will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws and regulations and listing requirements.

We may use the proceeds of this offering in ways with which you may disagree.

      Our management will have significant discretion in the use of a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

      The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our common stock may be volatile.

      The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of health and fitness companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	investor perceptions of the health and fitness industry, in general, and our company, in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	the seasonality of our business;

•	the opening of new centers;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

If you purchase shares of common stock sold in this offering, you will experience significant and immediate dilution.

      If you purchase shares of our common stock in this offering, you will experience significant and immediate dilution because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options to purchase common stock.

Our principal shareholders, directors and executive officers may exercise significant control over our company.

      Our principal shareholders, directors and executive officers and entities affiliated with them will own approximately           % of the outstanding shares of our common stock after this offering. As a result, these shareholders, if acting together, will be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our articles of incorporation, bylaws and Minnesota law may discourage takeovers and business combinations that our shareholders might consider in their best interests.

      Anti-takeover provisions of our articles of incorporation, bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “control share acquisitions” and “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

      We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, the terms of our senior credit facility and certain of our debt financing agreements prohibit us from paying dividends without the lenders’ consent. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Common stock available for future sale by our shareholders may adversely affect our stock price.

      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales could also make it more difficult for us to sell shares of our common stock or equity-related securities in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

•	our estimates of future expenses, revenue and profitability;

•	trends affecting our financial condition and results of operations;

•	our ability to attract and retain members or achieve our targeted membership capacity;

•	the availability and terms of debt financing;

•	our ability to identify sites and open new centers on schedule;

•	new initiatives to enhance our brand in the areas of exercise, nutrition and education;

•	industry trends and the competitive environment;

•	the impact of losing one or more senior executive or failing to attract additional key personnel; and

•	other factors referenced in this prospectus, including those set forth under the caption “Risk Factors.”

      In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      The net proceeds from the sale of the                     shares of our common stock offered by us are estimated to be approximately $                    , after deducting the underwriting discount and estimated offering expenses and assuming an initial public offering price of $                    , or approximately $                    if the over-allotment option is exercised by the underwriters in full.

      A principal purpose of this offering is to establish a public market for our common stock. We expect to use a portion of the net proceeds of this offering to finance our growth by opening additional sports, fitness and family recreation centers, including the purchase of land, the construction of centers, the purchase of necessary equipment and the hiring of additional employees. Although we have no current plans to do so, we may use a portion of the net proceeds from this offering to repay certain of our outstanding borrowings under our senior credit facility and construction loans. From time to time, we may increase the amounts outstanding under our senior credit facility and construction loans and use the proceeds to fund new centers and for working capital and general corporate purposes.

      The amounts and timing of our actual use of proceeds will depend upon numerous factors, including our plans for the construction and opening of new centers and our ability to obtain and extend our debt financing on favorable terms. As a result, we cannot specify with certainty the amounts that we may allocate to the particular uses of the net proceeds of this offering. Our management will have significant flexibility and discretion in applying the net proceeds of this offering. Until we use the proceeds for a particular purpose, we plan to invest the net proceeds of this offering generally in short-term, investment-grade instruments, interest-bearing securities or direct or guaranteed obligations of the United States, but we cannot assure you that these investments will yield a favorable return.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our senior credit facility prohibit the payment of dividends by us without the lenders’ consent. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to (1) the filing of our amended and restated articles of incorporation to provide for authorized capital stock of shares of common stock and shares of preferred stock, (2) the sale by us of shares of common stock at an assumed initial public offering price of $ per share in this offering and the receipt of the estimated new proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $ based on an initial public offering price of $ per share, and (3) the conversion of all preferred stock upon the completion of this offering.

      You should read the information below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31, 2003

	Actual	As Adjusted

		(Unaudited)

	(In thousands, except
	share data)
Cash and cash equivalents	$18,446

Restricted cash(1)	$10,972

Total debt	$233,232

Redeemable preferred stock:
Series B redeemable preferred stock, par value $.02 per share:
1,000,000 shares authorized, 1,000,000 shares issued and outstanding, actual; none authorized or issued and outstanding, as adjusted	27,003
Series C redeemable preferred stock, par value $.02 per share:
4,500,000 shares authorized, 4,500,000 shares issued and outstanding, actual; none authorized or issued and outstanding, as adjusted	56,029
Series D redeemable preferred stock, par value $.02 per share:
2,000,000 shares authorized, 1,946,250 shares issued and outstanding, actual; none authorized or issued and outstanding, as adjusted	23,133

Total redeemable preferred stock(2)	106,165

Shareholders’ equity:
Undesignated preferred stock: 2,500,000 shares authorized, none issued and outstanding, actual; shares authorized, none issued and outstanding, as adjusted	—
Common stock, par value $.02 per share: 50,000,000 shares authorized, 16,146,607 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(3)	323
Additional paid-in capital	17,714
Retained earnings	14,755

Total shareholders’ equity	32,792

Total capitalization	$372,189

(1)	We are required to keep cash on deposit at certain financial institutions in accordance with certain of our credit facilities.

(2)	All redeemable preferred stock will convert into an aggregate of shares of our common stock upon completion of this offering.

(3)	Excludes:

•	3,031,475 shares of common stock reserved for issuance upon exercise of outstanding stock options under our 1996 Stock Option Plan and our 1998 Stock Option Plan at a weighted average exercise price of $5.16 per share, of which options to purchase 1,345,550 shares were exercisable as of December 31, 2003;

•	shares of common stock reserved for issuance upon exercise of stock options that will be issued upon completion of this offering; and

•	shares of common stock available for future issuance under our stock options plans.

DILUTION

      Our pro forma net tangible book value as of December 31, 2003 was approximately $           million, or $          per share of common stock. Pro forma net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding, after giving effect to the conversion of all of our outstanding preferred stock, as of December 31, 2003.

      Dilution in pro forma net tangible book value represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma adjusted net tangible book value per share of our common stock after completion of this offering. Assuming the conversion of all preferred stock into common stock upon the completion of this offering, our sale of shares of common stock in this offering at an assumed initial public offering price of $           per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2003 would have been approximately $                    , or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $          per share to purchasers of common stock in this offering. The following table illustrates this per share dilution.

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of December 31, 2003	$

Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table sets forth, as of December 31, 2003 on the pro forma basis described above, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing shareholders and by purchasers of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $          per share.

	Shares Purchased		Total Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders		%	$	%	$
New investors		%		%

Total		100%		$100%

      Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to                     , or           % of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to                     , or           % of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing shareholders after this offering would be reduced to                     , or           %, and the number of shares held by new investors would increase to                     , or           % of the total number of shares of our common stock outstanding after this offering.

      This table assumes that no options were exercised after December 31, 2003. As of December 31, 2003, there were outstanding options to purchase a total of 3,031,475 shares of common stock at a weighted average exercise price of approximately $5.16 per share. To the extent that these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are unaudited, have been derived from our internal records, have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, present fairly our consolidated financial position as of December 31, 1999, 2000 and 2001 and our consolidated results of operations for the years ended December 31, 1999 and 2000. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net earnings (loss) per share.

	Fiscal Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Statement of Operations Data:
Revenue
Center revenue
Membership dues	$37,719	$65,601	$94,652	$132,124	$171,596
Enrollment fees	5,935	9,195	13,584	18,564	20,594
In-center revenue(1)	10,607	18,278	25,191	38,270	54,237

Total center revenue	54,261	93,074	133,427	188,958	246,427
Other revenue	—	1,403	3,240	6,208	10,515

Total revenue	54,261	94,477	136,667	195,166	256,942
Operating expenses
Sports, fitness and family recreation center operations	29,961	51,106	74,025	102,343	131,825
Advertising and marketing	5,112	6,136	6,350	11,722	11,045
General and administrative	6,723	9,996	12,305	14,981	18,554
Other operating	167	3,337	4,458	10,358	16,273
Depreciation and amortization	4,983	10,291	17,280	20,801	25,264
Impairment charge(2)	—	—	—	6,952	—

Total operating expenses	46,946	80,866	114,418	167,157	202,961
Income from operations	7,315	13,611	22,249	28,009	53,981
Interest expense, net	(3,222)	(7,861)	(12,035)	(14,950)	(19,132)
Loss from extinguishment of debt(3)	—	—	(2,911)	—	—
Equity in earnings (loss) of affiliate(4)	—	(347)	(301)	333	762

Income before income taxes	4,093	5,403	7,002	13,392	35,611
Provision for income taxes	1,694	1,681	3,019	5,971	15,006

Net income	2,399	3,722	3,983	7,421	20,605
Accretion of redeemable preferred stock	1,971	3,490	6,447	7,085	6,987

Net income (loss) applicable to common shareholders	$428	$232	$(2,464)	$336	$13,618

	Fiscal Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share, center and membership data)
Basic earnings (loss) per share:
Net income (loss) applicable to common shareholders	$0.04	$0.02	$(0.20)	$0.02	$0.85
Weighted average number of common and common equivalent shares outstanding — basic	10,531	10,602	12,360	15,054	16,072
Diluted earnings (loss) per share:
Net income (loss) applicable to common shareholders	$0.04	$0.02	$(0.20)	$0.02	$0.72
Weighted average number of common and common equivalent shares outstanding — diluted(5)	10,531	10,602	12,360	16,430	28,612
Other Data:
Centers open at end of period(6)	14	18	24	29	33
Number of memberships at end of period(6)	97,631	133,480	173,875	215,387	249,192
Comparable center revenue growth(7)	17.0%	16.1%	12.4%	22.3%	13.2%
Average revenue per membership(8)	$658.51	$794.08	$877.67	$989.11	$1,089.15
Average in-center revenue per membership(9)	128.73	155.94	165.71	200.33	239.71
EBITDA(10)	$12,298	$23,555	$36,317	$49,143	$80,007
EBITDA margin(11)	22.7%	24.9%	26.6%	25.2%	31.1%
Capital expenditures(12)	$76,194	$99,822	$97,317	$89,064	$84,680
Balance Sheet Data (end of period):
Cash and cash equivalents	$842	$5,192	$2,208	$8,860	$18,446
Working capital	(23,309)	(25,057)	(30,242)	(29,819)	(15,340)
Total assets	155,744	264,516	346,815	419,024	453,346
Total debt	83,364	128,710	176,727	231,320	233,232
Total redeemable preferred stock	29,806	75,719	96,973	99,179	106,165
Total shareholders’ equity	9,749	10,826	13,014	18,547	32,792
Cash Flow Data:
Net cash provided by operating activities	$13,733	$16,350	$32,609	$54,017	$52,576
Net cash used in investing activities	(39,800)	(56,875)	(63,928)	(41,809)	(24,476)
Net cash provided by (used in) financing activities	16,240	44,964	28,245	(5,556)	(18,514)

(1)	In-center revenue includes revenue generated at our centers from fees for personal training, group fitness training and other member activities, sales of products offered at our LifeCafe, sales of products and services offered at our LifeSpa and renting space in certain of our centers.

(2)	For the year ended December 31, 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard operating model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

(3)	A loss on the extinguishment of debt of $2.9 million was recorded for the year ended December 31, 2001. The charge consisted of early extinguishment fees and the write-off of loan costs related to the original debt in connection with the refinancing of 10 of our centers.

(4)	In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C., referred to as Bloomingdale LLC, with two unrelated organizations for the purpose of constructing, owning and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

(5)	The diluted weighted average number of common shares outstanding is the weighted average number of common shares plus the weighted average conversion of any dilutive common stock equivalents, such as redeemable preferred stock, and the assumed weighted average exercise of dilutive stock options using the treasury stock method. For the year ended December 31, 2001, there were no dilutive common stock equivalents. For the year ended December 31, 2002, only the shares issuable upon the exercise of stock options were dilutive. For the year ended December 31, 2003, the shares issuable upon the exercise of stock options and the conversion of redeemable preferred stock were dilutive.

The following table shows the total number of dilutive and anti-dilutive common stock equivalents:

	Fiscal Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Number of dilutive shares outstanding	10,531	10,602	12,360	16,430	28,612
Number of anti-dilutive shares outstanding	10,626	12,426	14,248	11,731	—

Total weighted average fully diluted number of shares outstanding	21,157	23,028	26,608	28,161	28,612

(6)	The data being presented include the center owned by Bloomingdale LLC. See also footnote 4 for a discussion of Bloomingdale LLC.

(7)	Membership dues, enrollment fees and in-center revenue for a center are included in comparable center revenue growth beginning on the first day of the thirteenth full calendar month of the center’s operation.

(8)	Average revenue per membership is total center revenue for the period divided by an average number of memberships for the period, where average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(9)	Average in-center revenue per membership is total in-center revenue for the period divided by the average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(10)	EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP, or as a measure of liquidity. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA:

	Fiscal Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Net income	$2,399	$3,722	$3,983	$7,421	$20,605
Interest expense, net	3,222	7,861	12,035	14,950	19,132
Provision for income taxes	1,694	1,681	3,019	5,971	15,006
Depreciation and amortization	4,983	10,291	17,280	20,801	25,264

EBITDA	$12,298	$23,555	$36,317	$49,143	$80,007

(11)	EBITDA margin is the ratio of EBITDA to total revenue.

(12)	Capital expenditures represent investments in our new centers, costs related to updating and maintaining our existing centers and other infrastructure investments. For purposes of deriving capital expenditures from our cash flows statement, capital expenditures include our purchases of property and equipment, changes in construction accounts payable and property and equipment purchases financed through notes payable and capital lease obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our historical results of operations and our liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” beginning on page 10 of this prospectus.

Overview

      We are a healthy way of life company and one of the nation’s fastest growing operators of multi-purpose sports, fitness and family recreation centers. As of December 31, 2003, we operated 33 centers primarily in suburban locations across eight states under the LIFE TIME FITNESS brand. We commenced operations in 1992 by opening centers in the Minneapolis and St. Paul, Minnesota area. During this period of initial growth, we refined the format and model of our center while building our membership base, infrastructure and management team. As a result, several of the centers that opened during our early years have designs that differ from our current model center.

      Out of our 33 centers operating as of March 15, 2004, 24 are of our large format design and 12 of these 24 centers conform to our current model of approximately 105,000 square-feet. Most of the 12 centers that are of our large format design, but that are smaller than our current model, were built between 1994 and 2000 when we were refining the design of our center. Since 2000, we have opened four centers that are smaller than our current model, three of which are large format centers, in areas where we identified an opportunity to fill-in existing markets or compete in smaller metropolitan areas. We expect that the new centers we plan to open in 2004 and 2005 will generally conform to our current model center. Based upon our site selection criteria, we believe that there is the potential for adding at least 225 of our current model centers throughout the U.S. in existing as well as new markets.

      We compare the results of our centers based on how long the centers have been open at the most recent measurement period. We include a center for comparable center revenue purposes beginning on the first day of the thirteenth full calendar month of the center’s operation, prior to which time we refer to the center as a new center. Our categories of new centers and comparable centers do not include the center owned by Bloomingdale LLC because it is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

      We have three primary sources of revenue. First, our largest source of revenue is membership dues and enrollment fees paid by our members. We recognize revenue from monthly membership dues in the month to which they pertain. We recognize revenue from enrollment fees over the expected average life of the membership, which is 36 months. Second, we generate revenue, which we refer to as in-center revenue, at our centers from fees for personal training, group fitness training and other member activities, sales of products at our LifeCafe, sales of products and services offered at our LifeSpa and renting space in certain of our centers. And third, we have expanded the LIFE TIME FITNESS brand into other wellness-related offerings that generate revenue, which we refer to as other revenue, including our media, nutritional product and athletic event businesses. Our primary media offering is our healthy way of life magazine. Other revenue also includes our restaurant located in the building where we operate a center designed as an urban executive facility in downtown Minneapolis, Minnesota.

      Sports, fitness and family recreation center operations expenses consist primarily of salary, commissions, payroll taxes, benefits, real estate taxes and other occupancy costs, utilities, repairs and maintenance, supplies, administrative support and communications to operate our centers. Advertising and marketing expenses consist of our marketing department costs and media and advertising costs to support center membership growth and our media, nutritional product and athletic event businesses. General and administrative expenses include costs relating to our centralized support functions, such as accounting, information systems, procurement and member relations, as well as our real estate and development team and other members of senior management. Our other operating expenses include the costs associated with our media, nutritional product and athletic event businesses, our restaurant and other corporate expenses, as well as gains or losses on our dispositions of assets. Our total operating expenses may vary from period to period depending on the number of new centers opened during that period.

      Our primary capital expenditures relate to the construction of new centers and updating and maintaining our existing centers. The land acquisition, construction and equipment costs for a current model center aggregate, on average, approximately $22.5 million, which could vary considerably based on variability in land cost and the cost of construction labor, as well as whether or not a tennis area is included. We perform maintenance and make improvements on our centers and equipment every year. We conduct a more thorough remodeling project at each center approximately every five years.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives, volatility factors in determining fair value of option grants, tax provisions and provisions for uncollectible receivables. We also use estimates for calculating the amortization period for deferred enrollment fee revenue and associated direct costs, which are based on the weighted average expected life of center memberships. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results. We have identified below the following accounting policies that we consider to be critical.

      Revenue recognition. We receive a one-time enrollment fee at the time a member joins and monthly membership dues for usage from our members. The enrollment fees are non-refundable after 30 days. Enrollment fees and related direct expenses, primarily commissions, are deferred and recognized on a straight-line basis over an estimated membership period of 36 months, which is based on historical membership experience. In addition, monthly membership dues paid in advance of a sports, fitness and family recreation center opening are deferred until the center opens. We only offer members month-to-month memberships and recognize as revenue the monthly membership dues in the month to which they pertain.

      We provide services at each of our sports, fitness and family recreation centers, including personal training, LifeSpa, LifeCafe and other member services. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related direct expenses, primarily commissions, are deferred and recognized when services are performed.

      Pre-opening operations. We generally operate a preview center up to nine months prior to the planned opening of a sports, fitness and family recreation center during which time memberships are sold as construction of the center is being completed. The revenue and direct membership acquisition costs incurred during the period prior to a center opening are deferred and amortization begins when the center opens; however, the related advertising, office and rent expenses incurred during this period are expensed as incurred.

      Impairment of long-lived assets. We review the carrying value of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For the year ended December 31, 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas and the initial cash flow results have not been as high as projected. This executive facility and restaurant differ significantly from our standard operating model. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

Results of Operations

      The following table sets forth our statement of operations data as a percentage of total revenues for the periods indicated:

	Fiscal Year Ended
	December 31,

	2001	2002	2003

Revenue
Center revenue
Membership dues	69.3%	67.7%	66.8%
Enrollment fees	9.9	9.5	8.0
In-center revenue	18.4	19.6	21.1

Total center revenue	97.6	96.8	95.9
Other revenue	2.4	3.2	4.1

Total revenue	100.0	100.0	100.0
Operating expenses
Sports, fitness and family recreation center operations	54.2	52.4	51.3
Advertising and marketing	4.6	6.0	4.3
General and administrative	9.0	7.7	7.2
Other operating	3.3	5.2	6.4
Depreciation and amortization	12.6	10.7	9.8
Impairment charge	—	3.6	—

Total operating expenses	83.7	85.6	79.0
Income from operations	16.3	14.4	21.0
Interest expense, net	8.8	7.7	7.4
Loss from extinguishment of debt	2.1	—	—
Equity in earnings (loss) of affiliate	(0.2)	0.2	0.3

Income before income taxes	5.2	6.9	13.9
Provision for income taxes	2.3	3.1	5.9

Net income	2.9%	3.8%	8.0%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Total revenue. Total revenue increased $61.8 million, or 31.7%, to $256.9 million for the year ended December 31, 2003 from $195.2 million for the year ended December 31, 2002.

      Total center revenue grew $57.5 million, or 30.4%, to $246.4 million from $189.0 million, driven by a 13.2% increase in comparable center revenue and the opening of four new centers in 2003 and the full-year contribution of centers opened in 2002. Of the $57.5 million increase in total center revenue,

•	68.7% was from membership dues, which increased $39.5 million.

•	3.5% was from enrollment fees, which increased $2.0 million as a result of membership growth in existing centers and the opening of the four new centers. Total net memberships grew by approximately 33,800 during the year.

•	27.8% was from in-center revenue, which increased $16.0 million primarily as a result of our members’ increased use of personal training services and our LifeCafes and LifeSpas. As a result of this in-center revenue growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $200 to $240 for the year ended December 31, 2003.

      Other revenue grew $4.3 million, or 69.4%, to $10.5 million from $6.2 million, which was primarily due to the increased sales of our nutritional products.

      Sports, fitness and family recreation center operations expenses. Sports, fitness and family recreation center operations expenses were $131.8 million, or 53.5% of total center revenue (or 51.3% of total revenue), for the year ended December 31, 2003 compared to $102.3 million, or 54.2% of total center revenue (or 52.4% of total revenue), for the year ended December 31, 2002. This $29.5 million increase was primarily due to costs to support increased memberships at new and existing centers and increased expenses to support in-center products and services. As a percentage of total revenue, these expenses decreased primarily due to the leveraging of payroll, utilities and occupancy costs over a growing membership base and an expanded number of centers.

      Advertising and marketing expenses. Advertising and marketing expenses were $11.0 million, or 4.3% of total revenue, for the year ended December 31, 2003 compared to $11.7 million, or 6.0% of total revenue, for the year ended December 31, 2002. As a percentage of total revenue and in aggregate dollars, these expenses decreased primarily due to lower advertising expenditures at existing centers and the opening of fewer centers during 2003.

      General and administrative expenses. General and administrative expenses were $18.6 million, or 7.2% of total revenue, for the year ended December 31, 2003 compared to $15.0 million, or 7.7% of total revenue, for the year ended December 31, 2002. This $3.6 million increase was primarily due to increased costs to support the growth in membership and the center base during 2003. As a percentage of total revenue, general and administrative expenses decreased primarily due to economies of scale achieved in shared service functions, including member relations, accounting and procurement, as our membership and center base expanded.

      Other operating expenses. Other operating expenses were $16.3 million for the year ended December 31, 2003 compared to $10.4 million for the year ended December 31, 2002. This $5.9 million increase was primarily due to branding initiatives related to our media, nutritional product and athletic event businesses, as well as a $0.5 million increase in losses recognized on the disposal of assets from updating and refurbishing certain centers.

      Depreciation and amortization. Depreciation and amortization was $25.3 million for the year ended December 31, 2003 compared to $20.8 million for the year ended December 31, 2002. This $4.5 million increase was due to the opening of four centers during the year, as well as the full-year effect of depreciation for those centers opened in 2002.

      Interest expense, net. Interest expense, net of interest income, was $19.1 million for the year ended December 31, 2003 compared to $15.0 million for the year ended December 31, 2002. This $4.2 million increase was primarily due to the increase in outstanding debt related to the five centers that opened during 2002 and the opening of four additional centers in 2003.

      Provision for income taxes. The provision for income taxes was $15.0 million for the year ended December 31, 2003 compared to $6.0 million for the year ended December 31, 2002. This $9.0 million increase was due to an increase in income before taxes of $22.2 million, partially offset by a decrease in the effective tax rate to 42.1% for the year ended December 31, 2003 compared to 44.6% for the year ended December 31, 2002.

      Net income. As a result of the factors described above, net income was $20.6 million, or 8.0% of total revenue, for the year ended December 31, 2003 compared to $7.4 million, or 3.8% of total revenue, for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Total revenue. Total revenue increased $58.5 million, or 42.8%, to $195.2 million for the year ended December 31, 2002 from $136.7 million for the year ended December 31, 2001.

      Total center revenue grew $55.5 million, or 41.6%, to $189.0 million from $133.4 million, driven by a 22.3% increase in comparable center revenue and the opening of five new centers in 2002 and the full-year contribution of centers opened in 2001. Of the $55.5 million increase in total center revenue,

•	67.5% was from membership dues, which increased $37.5 million.

•	9.0% was from enrollment fees, which increased $5.0 million as a result of membership growth in existing centers and the opening of the five new centers. Total net memberships grew by approximately 41,500 during the year.

•	23.5% was from in-center revenue, which increased $13.1 million primarily as a result of our members’ increased use of personal training services and our LifeCafes and LifeSpas. As a result of this in-center growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $166 to $200 for the year ended December 31, 2002.

      Other revenue grew $3.0 million, or 91.6%, to $6.2 million from $3.2 million, which was primarily due to the increased sales of our nutritional products.

      Sports, fitness and family recreation center operations expenses. Sports, fitness and family recreation center operations expenses were $102.3 million, or 54.2% of total center revenue (or 52.4% of total revenue), for the year ended December 31, 2002 compared to $74.0 million, or 55.5% of total center revenue (or 54.2% of total revenue), for the year ended December 31, 2001. This $28.3 million increase was primarily due to costs to support increased memberships at new and existing centers and increased expenses to support in-center products and services. As a percentage of total revenue, these expenses decreased primarily due to the leveraging of payroll and utilities costs over a growing membership base and an expanded number of centers.

      Advertising and marketing expenses. Advertising and marketing expenses were $11.7 million, or 6.0% of total revenue, for the year ended December 31, 2002 compared to $6.4 million, or 4.6% of total revenue, for the year ended December 31, 2001. This $5.3 million increase was primarily due to increased marketing efforts at existing centers and advertising related to five new center openings. As a percentage of total revenue, these expenses increased primarily due to broader marketing campaigns at existing and new centers.

      General and administrative expenses. General and administrative expenses were $15.0 million, or 7.7% of total revenue, for the year ended December 31, 2002 compared to $12.3 million, or 9.0% of total revenue, for the year ended December 31, 2001. This $2.7 million increase was primarily due to increased costs to support the 23.9% increase in net memberships and the opening of five new centers during the period. As a percentage of total revenue, general and administrative expenses decreased primarily due to economies of scale achieved in the information systems, accounting, real estate and development and procurement functions as our membership and center base expanded.

      Other operating expenses. Other operating expenses were $10.4 million for the year ended December 31, 2002 compared to $4.5 million for the year ended December 31, 2001. This $5.9 million increase was primarily due to the increased emphasis on our media and athletic event businesses, as well as growth in our nutritional product business.

      Depreciation and amortization. Depreciation and amortization was $20.8 million for the year ended December 31, 2002 compared to $17.3 million for the year ended December 31, 2001. This $3.5 million increase was primarily due to the opening of five new centers during the year as well as the full-year effect of depreciation for those centers opened in 2001.

      Asset Impairment. In 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard operating model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

      Interest expense, net. Interest expense, net of interest income, was $15.0 million for the year ended December 31, 2002 compared to $12.0 million for the year ended December 31, 2001. This $3.0 million increase was primarily due to the increase in outstanding debt related to additional centers that opened during 2001 and the five new centers opened during 2002.

      Provision for income taxes. The provision for income taxes was $6.0 million for the year ended December 31, 2002 compared to $3.0 million for the year ended December 31, 2001. This $3.0 million increase was due to an increase in income before taxes of $6.4 million and an increase in the effective tax rate to 44.6% for the year ended December 31, 2002 compared to 43.1% for the year ended December 31, 2001.

      Net income. As a result of the factors described above, net income was $7.4 million, or 3.8% of total revenue, for the year ended December 31, 2002 compared to $4.0 million, or 2.9% of total revenue, for the year ended December 31, 2001.

Interest in an Unconsolidated Affiliated Entity

      In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C., referred to as Bloomingdale LLC, with two unrelated organizations for the purpose of constructing, owning and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement, referred to as the Operating Agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements. Pursuant to the terms of a management agreement, we manage the center owned by Bloomingdale LLC.

      Bloomingdale LLC issued indebtedness in June 2000 through a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14.7 million. All of the members separately guaranteed one-third of these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee.

      Pursuant to the terms of the Operating Agreement, beginning in March 2002, the members are entitled to receive monthly cash distributions from Bloomingdale LLC. The amount of this monthly distribution is, and will continue to be throughout the term of the agreement, $55,784 per member. In the event that Bloomingdale LLC does not generate sufficient cash flow through its own operations to make the required monthly distributions, we are obligated to make such payments to each of the other two members. To date, Bloomingdale LLC has generated cash flows sufficient to make all such payments. Additional details related to our interest in Bloomingdale LLC are provided in Note 3 to our consolidated financial statements.

Non-GAAP Financial Measures

      We use the term “EBITDA” and “EBITDA margin” throughout this prospectus. EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP.

      We use EBITDA and EBITDA margin as measures of operating performance, but we do not use them as liquidity measures. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP, or as a measure of liquidity.

      We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is a widely accepted financial indicator of a company’s ability to service its debt and we are required to comply with certain EBITDA covenants in certain of our financing documents;

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our properties.

      Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our properties;

•	in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management; and

•	as the basis for incentive bonuses paid to selected senior members and center-level management.

      We have provided reconciliations of EBITDA to net income in footnote 12 under “Summary Consolidated Financial Data,” footnote 10 under “Selected Consolidated Financial Data” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results.”

Quarterly Results

      Our quarterly operating results may fluctuate significantly because of several factors, including the timing of new sports, fitness and family recreation center openings and related expenses, timing of price increases for enrollment fees and membership dues and general economic conditions.

      In the past, our pre-opening costs, which primarily consist of compensation and related expenses, as well as marketing, have varied significantly from quarter to quarter, primarily due to the timing of center openings. In addition, our compensation and related expenses as well as our operating costs in the beginning of a center’s operations are greater than what can be expected in the future, both in aggregate dollars and as a percentage of membership revenue. Accordingly, the volume and timing of new center openings in any quarter have had, and are expected to continue to have, an impact on quarterly pre-opening costs, compensation and related expenses and occupancy and real estate costs. Due to these factors, results for a quarter may not indicate results to be expected for any other quarter or for a full fiscal year.

	Fiscal 2002				Fiscal 2003

	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter(1)	Quarter	Quarter	Quarter	Quarter

	(Unaudited)

	(In thousands, except for number of centers and per share data)
Total revenues	$44,043	$47,426	$50,076	$53,621	$60,281	$63,574	$66,027	$67,060
Income from operations	6,998	8,910	8,207	3,894	11,691	14,172	14,417	13,701
Net income (loss)	2,006	2,976	2,493	(54)	4,211	5,454	5,654	5,286
Net income (loss) applicable to common shareholders	213	1,206	733	(1,816)	2,489	3,712	3,894	3,523
Earnings (loss) per share
Basic	$0.02	$0.08	$0.05	$(0.11)	$0.16	$0.23	$0.24	$0.22
Diluted	0.01	0.07	0.04	(0.11)	0.15	0.19	0.20	0.18
EBITDA(2)	11,957	14,036	13,468	9,682	17,674	20,570	20,922	20,841
Centers open at end of quarter(3)	25	26	28	29	29	30	30	33

(1)	In the fourth quarter of 2002, we recorded an asset impairment charge of $7.0 million related to our only executive facility, which is located in downtown Minneapolis, Minnesota, and a restaurant that we operate in the same building. The center is one of only two of our centers that are located in urban areas. This executive facility and restaurant differ significantly from our standard operating model and the initial cash flow results have not been as high as projected. Additionally, this facility and restaurant are located in a more costly geographic area of downtown Minneapolis. The charge represents the difference between the fair value of the assets as determined by discounted estimated future cash flows and the carrying amount of the assets.

(2)	EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP, or as a measure of liquidity. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

      The following table provides a reconciliation of net income to EBITDA:

	Fiscal 2002				Fiscal 2003

	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter(a)	Quarter	Quarter	Quarter	Quarter

	(Unaudited)

	(In thousands)
Net income	$2,006	$2,976	$2,493	$(54)	$4,211	$5,454	$5,654	$5,286
Interest expense, net	3,446	3,649	3,773	4,082	4,563	4,904	4,850	4,815
Provision for income taxes	1,614	2,395	2,006	(44)	3,067	3,972	4,118	3,849
Depreciation and amortization	4,891	5,016	5,196	5,698	5,833	6,240	6,300	6,891

EBITDA	$11,957	$14,036	$13,468	$9,682	$17,674	$20,570	$20,922	$20,841

(a)	See footnote 1 above.

(3)	The data being presented include the center owned by Bloomingdale LLC.

Seasonality of Business

      Seasonal trends have a limited effect on our overall business. Generally, we have experienced greater membership growth at the beginning of the year and we have not experienced an increased rate of membership attrition during any particular season of the year. During the summer months, we have experienced a slight increase in operating expenses due to our outdoor aquatics operations.

Liquidity and Capital Resources

Liquidity

      Historically, we have satisfied our liquidity needs through various debt arrangements, sales of equity to private investors and cash from operations. Principal liquidity needs have included the development of new sports, fitness and family recreation centers, debt service requirements and expenditures necessary to maintain and update our existing centers and their related fitness equipment. We believe that we will be able to satisfy our debt service obligations and capital expenditure requirements through 2005 with available cash balances, including the net proceeds from this offering, cash flow from operations, our committed debt facilities and by the extension of certain of our debt facilities. We believe that we can satisfy our longer-term debt service obligations and capital expenditure requirements with cash flow from operations, by the extension of the terms of or refinancing our existing debt facilities, through sale-leaseback transactions and by continuing to raise long-term debt, although there can be no assurance that such actions can be completed. Our business model operates with negative working capital because we carry minimal accounts receivable due to our ability to have monthly membership dues paid by electronic draft and because we fund the construction of our new centers under standard arrangements with our vendors that are paid with proceeds from long-term debt.

Operating Activities

      As of December 31, 2003, we had total cash and cash equivalents of $18.4 million and $11.0 million of restricted cash that serves as collateral for certain of our debt arrangements. We also had $35.0 million available under the terms of our revolving credit facility as of December 31, 2003.

      Net cash provided by operating activities was $52.6 million for 2003 compared to $54.0 million for 2002. The decrease of $1.4 million was primarily due to an increase in cash used for net operating assets and liabilities in 2003 compared to 2002, which was offset by an $11.2 million increase in net income as adjusted for non-cash charges.

      Net cash provided by operating activities was $54.0 million for 2002 compared to $32.6 million for 2001. The increase of $21.4 million was primarily due to a $16.7 million increase in net income as adjusted for non-cash charges and an increase in cash provided by net operating assets and liabilities in 2002 compared to 2001.

Investing Activities

      Investing activities consist primarily of purchasing real property, constructing new sports, fitness and family recreation centers and purchasing new fitness equipment. In addition, we make capital expenditures to maintain and update our existing centers. We finance the purchase of our property and equipment by cash payments or by financing through notes payable or capital lease obligations.

      Capital expenditures related to new centers were $69.3 million in 2003, $79.6 million in 2002 and $86.2 million in 2001. At December 31, 2003, we had purchased the real property for the five new centers that we plan to open in 2004 and we had entered into agreements to purchase real property for the development of two of the new centers that we plan to open in 2005.

      Capital expenditures to maintain and update our existing centers were $15.4 million in 2003, $9.5 million in 2002 and $11.1 million in 2001.

      We expect our capital expenditures to be between $150.0 million and $160.0 million in 2004 primarily due to the acquisition of land, the construction of new centers and the maintenance of existing centers.

      In May 2001, we entered into a sale-leaseback transaction with respect to one of our large format centers. Pursuant to the terms of this transaction, we sold the center for $7.2 million and simultaneously entered into a capital lease of the center for a period of 20 years.

      In September 2003, we entered into a sale-leaseback transaction with respect to two of our current model centers. Pursuant to the terms of this transaction, we sold the centers for $42.9 million and simultaneously entered into an operating lease of the centers for a period of 20 years.

Financing Activities

      We have several secured credit facilities. We have a $55.0 million revolving credit facility led by Antares Capital Corporation that expires on June 30, 2005. Availability under this facility is determined based upon a multiple of operating cash flows as defined in the credit agreement. Additionally, we are restricted in our borrowings under the revolving credit facility by certain financial covenants, primarily with respect to our leverage. As security for our obligations under the revolving credit facility, we have granted a security interest in our personal property. Interest accrues at the rate of either the prime rate plus 2.5% or LIBOR plus 4.0%, as we elect from time to time. As of December 31, 2003, we had $15.0 million outstanding, $5.0 million in committed letters of credit and $35.0 million available for additional borrowings under this facility.

      We also have a $75.0 million construction credit facility led by U.S. Bank, National Association. Pursuant to the terms of the construction credit facility, the lending group has committed to make up to seven individual loans, the purpose of which is to fund the construction costs related to completing the construction of certain centers. The commitment to continue to make loans available to us under this facility has been renewed by the lenders annually. The current commitment to lend expires on June 30, 2004 and we expect that the facility will be renewed. Borrowings under this facility are limited to the lesser of 55.0% of the total land and construction cost, or 75.0% of the appraised value, of the specific centers currently under construction and are due and payable no later than three years from the closing date of each individual loan. As security for the obligations owing under the construction credit facility, we have granted mortgages on each of the specific centers that are financed by means of the construction credit facility. Funds are available only after we have first contributed our portion, which is approximately 45.0%, of the total project cost to the construction of the specific project. Interest accrues at a rate of prime plus 0.5%. At December 31, 2003, we had $25.9 million outstanding related to three specific centers and $49.1 million available for additional borrowings under this facility. We repaid the obligations on two of these centers, totaling $18.0 million, in January 2004.

      We have financed 13 of our centers with Teachers Insurance and Annuity Association of America pursuant to the terms of individual notes. The obligations under these notes are due in full in June 2011, and are secured by mortgages on each of the centers specifically financed, and we maintain a letter of credit in the amount of $5.0 million in favor of the lender. The obligations related to 10 of the notes are being amortized over a 20-year period, while the obligations related to the other three notes are being amortized over a 15-year period. The interest rate payable under these notes has been fixed at 8.25%. As of December 31, 2003, $136.2 million remained outstanding on the notes.

      We have financed our centers in Champlin and Savage, Minnesota separately. These obligations bear interest at a fixed rate of 6.0% and are being amortized over a 15-year period. The obligation related to our Champlin center is due in full in January 2007 and the obligation for our Savage center is due in full in August 2007. As security for the obligations, we have granted mortgages on these two centers. At December 31, 2003, $5.6 million was outstanding with respect to these obligations.

      We have financed our center in Plymouth, Minnesota. This obligation bears interest at a variable rate of 0.5% plus the prime rate and is being amortized over a 15-year period. As security for the obligation, we have granted a mortgage on this center. The obligation for our Plymouth center is due in full in February 2007. As of December 31, 2003, a total of $3.5 million was outstanding with respect to this obligation.

      In May 2001, we financed one of our Minnesota centers pursuant to the terms of a sale-leaseback transaction that qualified as a capital lease. Pursuant to the terms of the lease, we agreed to lease the center for a period of 20 years. At December 31, 2003, the present value of the future minimum lease payments due under the lease amounted to $7.0 million.

      We have financed our purchase of most of our equipment through capital lease agreements with an agent and lender, on behalf of itself and other lenders. The terms of such leases are typically 60 months and our interest rates range from 7.1% to 12.8%. As security for the obligations owing under the capital lease agreements, we have granted a security interest in the leased equipment to the lender or its assigns. At December 31, 2003, $38.4 million was outstanding under these leases.

      In December 2003, we entered into a $35.0 million mortgage facility led by General Electric Capital Corporation. The purpose of this credit facility is to refinance outstanding obligations under the construction credit facility; however, this facility could also be used to finance the construction of new centers. Borrowings under this facility are limited to 65.0% of the total land and construction cost of certain centers. Funds are available for advance within 12 months of the closing date of the credit facility and bear interest at a per annum rate equal to 4.5% plus the most current rate quoted by the Federal Reserve as the 5-year rate for U.S. Government Treasury Securities. Advances made under this credit facility will be amortized over a 15-year period and will be due in full on December 31, 2011. No amounts are outstanding under this facility.

Contractual Obligations

      The following is a summary of our contractual obligations as of December 31, 2003:

	Payments due by period

		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years

Long-term debt obligations	$187,791	$5,552	$51,029	$18,875	$112,335
Operating lease obligations	135,355	7,347	14,681	13,718	99,609
Capital lease obligations	45,441	12,726	19,982	6,291	6,442
Purchase obligations(1)	43,739	42,266	1,435	38	—

Total contractual obligations	$412,326	$67,891	$87,127	$38,922	$218,386

(1)	Purchase obligations consist primarily of our contracts with construction subcontractors for the completion of five of our centers in 2004 and contracts for the purchase of land.

Recent Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standard, or SFAS, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. For public entities, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and at the beginning of the first interim period beginning after June 15, 2003 for all existing financial instruments. As of December 31, 2003, we did not have financial instruments within the scope of SFAS No. 150.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 to exclude from its scope certain entities which meet the definition of a business under Emerging Issues Task Force No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. FIN 46, as revised, shall be applied no later than the first reporting period ending after March 15, 2004. The adoption of FIN 46, as revised, will not have a material impact on our financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FASB No. 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS No. 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of APB Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. As a result of SFAS No. 145, we reclassified the loss from early extinguishment of debt of $2.9 million from an extraordinary item to a component of continuing operations in our 2001 statement of operations.

Impact of Inflation

      We believe that inflation has not had a material impact on our results of operations for any of the years in the three-year period ended December 31, 2003. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

      We do not believe that we have any significant risk related to interest rate fluctuations since we have primarily fixed-rate debt. We invest our excess cash in highly liquid short-term investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our cash and cash equivalents and, therefore, impact our cash flows and results of operations. Our floating rate indebtedness was approximately $44.4 million at December 31, 2003. If long-term floating interest rates were to have increased by 100 basis points during 2003, our interest costs would have increased by approximately $0.4 million. If short-term interest rates were to have increased by 100 basis points during 2003, our interest income from cash equivalents would have increased by approximately $0.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on our floating rate indebtedness and cash equivalents balances at December 31, 2003.

Changes in Independent Accountants

      During 2002, we replaced Arthur Andersen LLP as our independent accountants and, upon authorization by our board of directors, engaged Deloitte & Touche LLP as our independent accountants. Arthur Andersen did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure of auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. We did not consult with Deloitte & Touche on any financial or accounting matters in the period before its appointment.

BUSINESS

Company Overview

      We are a healthy way of life company and one of the nation’s fastest growing operators of large sports, fitness and family recreation centers under the LIFE TIME FITNESS® brand. We design and develop our own centers, and we focus on providing our members and customers with high quality products and services at an exceptional value in the areas of exercise, education and nutrition.

      As of March 15, 2004, we operated 33 centers primarily in suburban locations across eight states. Our distinctive centers provide a comprehensive offering of sports, fitness and family recreation programs and services in a resort-like setting at prices below the industry average. In addition to traditional health club offerings, our large format centers include an expansive selection of premium amenities and services, such as indoor swimming pools with water slides, basketball and racquet courts, interactive and entertaining child centers, full-service spas and dining services and, in most cases, climbing walls and outdoor swimming pools. We believe our centers provide a unique experience at a compelling value for our members, resulting in a high number of memberships per center, high profitability and attrition rates below the industry average.

      We opened our first center in 1992 to provide a high quality alternative to traditional health clubs and to create a platform for our healthy way of life philosophy. Since then, we have refined our center format and offerings, and, in 2000, we standardized the design of our typical large format center to include an optimal selection of services and products while maintaining our competitive pricing structure. We currently operate 24 large format centers, of which 12 conform to our current model center. This current model center is approximately 105,000 square feet and has a targeted capacity of 11,500 memberships. In addition to providing our members with a fulfilling experience, these centers are highly profitable and generate attractive returns on our investment. Almost all of the centers that we have opened since 2000 have generally conformed to this model, and all of these centers have delivered growth in membership levels, revenue and profitability across a range of geographic markets. We expect to open five new current model centers in 2004 and six in 2005.

      Our rapidly expanding membership base, together with our brand reputation as a high quality leader in the health and fitness sector, has allowed us to expand the LIFE TIME FITNESS brand into other wellness-related offerings. For example, we utilize our award winning magazine, Experience Life, to educate our members and subscribers about leading a healthy way of life and to continually drive the educational attributes of our brand. We further leverage the LIFE TIME FITNESS brand by offering a line of nutritional products and by organizing athletic events.

      Throughout our history, we have consistently increased our revenue by opening new sports, fitness and family recreation centers, increasing the number of memberships per existing center and focusing on the sale of additional products and services in our centers. From 1999 through 2003, we experienced compound annual revenue growth of 47.5% with revenue of $256.9 million in 2003, compound annual EBITDA growth of 59.7% with EBITDA of $80.0 million in 2003 and compound annual net income growth of 71.2% with net income of $20.6 million in 2003.

Our Competitive Strengths

We offer a comprehensive, high quality product with broad appeal.

      Our large format centers offer sports, athletic, fitness and family recreation programs and services in a resort-like setting and are generally situated on a parcel of land of at least 10 acres. Unlike traditional health clubs, these centers typically offer large indoor and outdoor family recreation pools, climbing walls and basketball and racquet courts, in addition to approximately 400 pieces of cardiovascular and resistance training equipment and an extensive offering of health and fitness classes. Our staff of enthusiastic employees, each trained through our specifically designed program of classes, is committed to providing an environment that is comfortable, friendly, inviting and clean. Our large format centers include luxurious reception areas and locker rooms, child-care facilities with spacious play areas and computers, spas offering massage and beauty services and cafes with healthy product offerings throughout the day.

We offer our product at a compelling value that creates a loyal membership base.

      We believe that the amenities and services we offer exceed other health and fitness center alternatives available to our members and that we offer these amenities and services at prices below the prices offered by other full-service health and fitness centers. We offer different types of membership plans for individuals, couples and families. Our monthly membership dues typically range from $40 to $60 per month for an individual membership and from $75 to $120 per month for a couple or family membership. Each of our memberships includes all of the primary member’s children under the age of 12 at no additional cost. We provide our members with a variety of complimentary services, including child-care, lockers, towels, group fitness classes and our healthy way of life magazine. Our membership plans are month-to-month, cancelable at any time on one month’s notice and include initial 30-day money back guarantees. We believe that our compelling value proposition and customer-focused approach create significant loyalty among our members, resulting in an attrition rate below the industry average.

We offer a product that is convenient for our members.

      Our centers are generally situated in high-traffic suburban areas and are easily accessible and centrally located among the residential, business and shopping districts of the surrounding community. We design and operate our centers to accommodate a large and active membership base by providing access to the centers 24 hours a day, seven days a week. In addition, we provide sufficient lockers and equipment to allow our members to exercise with little or no waiting time, even at peak hours and when center membership levels are at targeted capacity. Our child-care services are available for up to two hours per day at no additional cost and most of our centers offer the convenience of spa and dining services under the same roof. Membership generally affords our members the right to utilize any of our centers.

We have a highly attractive and proven economic model.

      Our economic model is based on attracting a large membership base within a short time period after a new center is opened, as well as retaining those members and maintaining tight expense control. This economic model has resulted in compound annual revenue growth of 47.5%, compound annual EBITDA growth of 59.7% and compound annual net income growth of 71.2% from 1999 through 2003. We expect the typical membership base at our current model centers to increase from approximately 4,000 memberships at the end of the first month of operations to over 90% of our 11,500 targeted membership capacity by the end of the third year of operations. Revenue at our large format centers in their third year or more of operations averaged in excess of $10.7 million for the year ended December 31, 2003. At these centers during the same period, EBITDA averaged 40.0% of revenue, including corporate, general and administrative expense of approximately 9% of revenue, and net income averaged approximately 14.5% of total center revenue. Over the last several years, our investment for a current model center has averaged approximately $22.5 million, which includes the land, the building and approximately $2.5 million of exercise equipment, furniture and fixtures.

We have developed a disciplined and sophisticated site selection and development process.

      We have developed a disciplined and sophisticated process to evaluate metropolitan markets in which to build new centers, as well as specific sites for future centers within those markets. This dynamic process is based upon demographic, psychographic and competitive criteria generated from profiles of already successful centers. We continue to modify these criteria based upon the performance of our centers. A formal business plan is developed for each proposed new center and the plan must pass multiple stages of management approval. By utilizing a wholly owned construction subsidiary that is dedicated solely to building our centers, we maintain maximum flexibility over the design process of our centers and control over the cost and timing of the construction process. As a result of our strict adherence to this disciplined process, we have never closed a center, and our current model centers produced, on average, EBITDA in excess of 23% of revenue during their first year of operation.

We have a committed and experienced senior management team.

      Our senior management team has extensive and diverse management experience. This team is led by our Chief Executive Officer and founder, Bahram Akradi. Mr. Akradi has worked in the health and fitness industry for over 20 years, has held various leadership positions at other health club organizations and is a founder of the health and fitness Industry Leadership Council. Steve Rowland, President of our company’s wholly owned construction subsidiary, has been with our company for five years and has over 20 years of experience in the construction industry. Mark Zaebst, Senior Vice President of Real Estate and Development, has over 20 years of experience in the health and fitness industry and over eight years of experience in commercial real estate development. Eric Buss, Senior Vice President of Corporate Development, General Counsel and Secretary, has been with our company for over four years. Key additions to our senior management team from outside the health and fitness industry since 2002 the past two years include Michael Gerend, Executive Vice President and Chief Operating Officer, and Michael Robinson, Executive Vice President and Chief Financial Officer. Messrs. Gerend and Robinson have had extensive operations and financial management experience, respectively, prior to joining us and further strengthen our talented and experienced senior management team that has been instrumental in growing and building our company.

Our Growth Strategy

Drive membership growth.

      New Centers. Since the beginning of 1999 through 2003, we have expanded our base of centers from nine to 33, which represents a compound annual growth rate of 29.7%. We opened four new centers in 2003, and we plan to open five new current model centers in 2004 and six new current model centers in 2005. The new centers we plan to open will be built in both new and existing markets. We have already purchased the land for, and commenced construction of, the centers that we plan to open in 2004. We have selected the markets and identified potential sites for the centers we plan to open in 2005. We believe that, based upon our data, there is the potential for adding at least 225 additional current model centers throughout the U.S. in existing as well as new markets. We have built a corporate infrastructure that we believe will support our growth for the next several years.

      Existing Centers. Of our 33 centers, the nine that opened in 2002 and 2003 averaged 64.9% of targeted membership capacity as of December 31, 2003. We expect the continuing ramp in memberships at these centers to contribute significantly to our growth in 2004. We also plan to continue to drive membership growth at centers that are not yet at targeted capacity. In order to achieve this goal, we employ marketing programs to effectively communicate our value proposition and healthy way of life brand to prospective members and we are implementing a customer relationship management system that will allow us to better manage and increase prospective member conversion. We also believe that these initiatives will continue to keep our attrition rates below the industry average.

Increase revenue per membership.

      From 1999 to 2003, we increased revenue per membership from $659 to $1,089 primarily due to a shift toward more couple and family memberships and increased sales of in-center products and services. We believe the revenue from sales of our in-center products and services will grow at a faster rate than enrollment fees and membership dues. Our centers offer a variety of these in-center products and services, including private and group sessions with highly skilled and professional personal trainers, relaxing LifeSpa salon and spa services, engaging member activities programs and a nutritional LifeCafe restaurant. These high quality and convenient in-center products and services produce incremental revenue and profit. From 1999 to 2003, revenue from the sale of in-center products and services grew at a compound annual rate of 50.4% to $54.2 million in 2003. We expect to continue to drive in-center revenue by introducing new in-center products and services, expanding our marketing efforts and deploying our customer relationship member management system to better gauge the interests and needs of our members.

Leverage the LIFE TIME FITNESS brand into the broader health and wellness industry.

      We plan to leverage the LIFE TIME FITNESS brand that we have established through our sports, fitness and family recreation centers into other businesses in the broader health and wellness industry. We have developed and market a line of high quality nutritional supplements that we distribute in our centers, on our web site and through selected national retail chains. Our award-winning healthy way of life magazine, Experience Life, is distributed to each of our members and is also available for purchase by subscription or at selected major bookstores nationwide. The annual LIFE TIME FITNESS Triathlon, a nationally televised and award winning event, attracts an international field of professional and amateur participants to a uniquely-designed race for the sport’s largest cash purse. We believe these initiatives enhance our reputation as a leader in the health and fitness industry and a premier source of quality products and services in the areas of exercise, nutrition and education.

Our Industry

      We participate in the large and growing U.S. health and wellness industry, which we define to include health and fitness centers, fitness equipment, athletics, physical therapy, wellness education, nutritional products, athletic apparel, spa services and other wellness-related activities. According to IHRSA, the estimated market size of the U.S. health club industry, which is a relatively small part of the health and wellness industry, was approximately $13.1 billion in revenues with approximately 20,000 clubs and 36.3 million memberships at the end of 2002. According to IHRSA, the percentage of the total U.S. population with health club memberships increased from 7.4%, or 20.7 million memberships, in 1990 to 13.5%, or 33.8 million memberships, in 2001. IHRSA also reports that total U.S. health club memberships increased from 24.1 million memberships in 1995 to 36.3 million memberships in 2002, resulting in a compound annual growth rate of 6%. Over this same period, total U.S. health club industry revenues increased from $7.8 billion to $13.1 billion, representing a compound annual growth rate of 7.7%. We believe such growth is a result of the following trends in the health club industry:

      Changing demographics in the U.S. According to IHRSA, there are now 76 million “Baby Boomers” between the ages of 40 and 58. IHRSA reported that, between the years of 1997 and 2001, the percentage of health club memberships rose 19% overall, or 5.5 million memberships, with the percentage rising 59%, or 4.2 million memberships, for persons age 45 and older. According to IHRSA, members of the age group 45 years and older represented 24.7% of health club memberships in 1997 and grew to 33.1% of memberships in 2001, which is among the fastest growth rate of all groups. We expect this trend to continue as the large number of “Baby Boomers” continue to age and enter the 45 and older age group. The interest shown in the benefits of fitness by these demographics has fueled the health club industry’s growth during the past decade and represents a strong growth opportunity for the health club industry in the future.

      Increased awareness of health benefits of being physically fit. There has been a significant increase in the awareness of the health benefits of being physically fit and of the risks of sedentary behavior. At the end of 2000, 65% of Americans over the age of 19 were considered overweight and 31% were considered obese according to the Centers for Disease Control and Prevention. Moreover, between 1980 and 2000, the percentage of overweight children between the ages of six and 11 more than doubled from 7% in 1980 to 15% in 2000 and the percentage of overweight adolescents between the ages of 12 and 19 tripled from 5% in 1980 to 15% in 2000, according to the Centers for Disease Control and Prevention. In both 1996 and 2001, the U.S. Surgeon General’s office released reports which documented this rise of obesity in the U.S. and urged people to become more active. Such statistics have increased the awareness of benefits from exercise, and have also encouraged more frequent participation in physical activities. A study done for IHRSA by American Sports Data, Inc. in July 2003 reported that nearly nine out of 10 Americans believe that when it comes to weight management, regular exercise is essential.

      Rising healthcare costs. To combat increasing healthcare costs, health maintenance organizations, preferred provider organizations and corporations are exploring ways to decrease their healthcare-related expenses. Empirical research cited by the Wellness Councils of America and IHRSA indicates that fitness programs can reduce a company’s overall healthcare costs and lead to lower employee turnover, reduced absenteeism and improved productivity. As a result, many organizations have implemented programs which promote health and wellness, including subsidizing health club memberships for their employees or insureds.

      Use of health and fitness clubs as gathering places and for family entertainment. We believe that people are seeking reasonably-priced entertainment and social opportunities that can also positively impact their health and wellness. Members can engage in a variety of interactive programs, while also relieving stress and improving their fitness level. Participating in activities at a local health and fitness club gives members a chance to socialize and connect with others in their community.

Our Philosophy — Developing a “Healthy Way of Life” Company

      We strive to offer our members a healthy way of life in the areas of exercise, nutrition and education by providing high quality products and services both in and outside of our centers. We promote continuous education as an easy and inspiring part of every member’s experience by offering free seminars on health, nutrition, stress reduction, time management and life extension to educate members on the benefits of a regular fitness program and a well-rounded lifestyle. Moreover, our sports, fitness and family recreation centers offer interactive learning opportunities, such as personal training, group fitness sessions and member activities classes and programs. We believe that by helping our members experience the rewards of developing their bodies and challenging and investing in themselves, they will associate our company with a healthy way of life.

Our Sports, Fitness and Family Recreation Centers

Size and Location

      Our sports, fitness and family recreation centers have evolved over the past several years. Out of our 33 centers, 24 are of our large format design and 12 of these 24 centers conform to our current model center. Our current model center is approximately 105,000 square feet and serves as an all-in-one sports and athletic club, family recreation center, professional fitness facility, spa and cafe. Our distinctive format is designed to provide an efficient and inviting use of space that accommodates our targeted capacity of 11,500 memberships and provides a premium assortment of amenities and services.

      Our centers are centrally located in areas that offer convenient access from the residential, business and shopping districts of the surrounding community, and also provide free and ample parking. We expect the new centers we have planned for 2004 and 2005 will generally conform to our current model center.

Center Environment

      Our sports, fitness and family recreation centers combine modern architecture and décor with state-of-the-art amenities to create an innovative and functional health and recreation destination for the entire family. All of our current model centers and most of our large format centers are scalable, freestanding buildings designed with open architecture and naturally illuminated atriums that create a spacious, inviting atmosphere. From the limestone floors, cherry wood lockers and granite countertops to safe and bright child centers, each room is carefully designed to create an appealing and luxurious environment that attracts and retains members and encourages them to visit the center. Moreover, we have specific staff members that are responsible for maintaining the cleanliness and neatness of the locker room areas, which contain approximately 800 lockers, throughout the day and particularly during the center’s peak usage periods. We continually update and refurbish our centers to maintain a high quality fitness experience. Our commitment to quality and detail provides a consistent look and feel at each of our centers.

Equipment and Programs

      The table below displays the wide assortment of amenities and services found at our centers:

Facilities	Amenities and Services	Activities and Events

Basketball/Volleyball Courts	24-Hour Availability	Adventure Travel
Cardiovascular Training	Free 360 Fitness Assessment	Aquatics
Child Centers	Free Child-Care	Athletic Leagues
Free Weights	Free Educational Seminars	Birthday Parties
Group Fitness Studios	Free Subscription to Experience Life	Dance
Lap Pool	Free Towel Service	Eastern/Martial Arts
Racquetball/Squash Courts	Free Use of Cherry-Wood Lockers	Kid’s Club
Resistance Training	LifeCafe	Pilates
Rock Climbing Cavern	LifeSpa Salon	Running Club
Saunas	Massage Therapy	Scuba Lessons
Tennis Courts	Nutritional Products	Spinning
Two-story Waterslides	Personal Training	Sports-specific Training Camps
Whirlpools	Pool-side Bistro	Summer Camps
Zero-depth Entry Swimming Pools		Swimming Lessons
Triathlon Training
Yoga

      Fitness Equipment and Facilities. To help a member lose weight, train for athletic events or develop and maintain a healthy way of living, our centers have up to 400 pieces of cardiovascular, free weight and resistance training equipment. At each of our centers, exercise equipment is arranged in spacious workout areas to allow for easy movement from machine to machine, thus providing a convenient and efficient workout. Equipment in these areas is arranged in long parallel rows that are clearly labeled by body part, allowing members to easily customize their exercise programs and reduce downtime during their workouts. Due to the large amount of equipment in each center, members rarely have to wait to use a machine. We have in-house technicians that service and maintain our equipment, which generally enables us to repair or replace any piece of equipment within 24 hours. In addition, we have a comprehensive system of large-screen televisions in the fitness area, and members can tune their personal headsets to a radio frequency to hear the audio for each television program.

      Our current model centers have full-sized indoor and outdoor recreation pools with zero depth entrances and water slides, lap pools, saunas, steam baths and whirlpools. These centers also have two regulation-size basketball courts that can be used for various sports activities, as well as other dedicated facilities for group fitness, rock climbing, racquetball and squash. In addition, three of our current model centers have tennis courts.

      Personalized Services. We offer professional personal training programs that involve regular one-on-one sessions designed to help members achieve their personal fitness goals. Our personal trainers are required to be certified by the American Council on Exercise, one of two accredited certifying organizations in the fitness industry. On average, we employ over 25 personal trainers at a current model center. Our personal trainers also provide the education and nutritional information essential for a safe and effective exercise plan. In addition to one-on-one sessions, we offer other personalized small group activities. Many of our members realize the value of working with the same person over a long period of time to achieve their personal fitness goals and develop a strong relationship with their trainers.

      Fitness Programs and Classes. Our centers offer fitness programs, including swimming lessons, group fitness classes and health and wellness training seminars on subjects ranging from stress management to personal nutrition. Each current model center has two group fitness studios and makes use of the indoor and outdoor pool areas for classes. On average, we offer over 86 group fitness classes per week at each current model center, including spinning, pilates, step workout, circuit training, yoga and dance classes. The volume and variety of activities at each center allow each member of the family to enjoy the center, whether participating in personalized activities or with other family members in group activities.

      Other Center Services. Our current model centers and a majority of our large format centers feature a LifeCafe, which offers fresh and healthy sandwiches, snacks and shakes to our members. Our LifeCafe offers members the choice of dining indoors, ordering their meals and snacks to go or dining outdoors at the poolside bistro. Our LifeCafes also carry our own complete line of nutritional products.

      Our current model centers and a majority of our large format centers also feature a LifeSpa, which is a full-service spa and salon located inside the centers. Our LifeSpas offer hair, body, skin care and massage therapy services, customized to each person’s individual needs. The LifeSpas are located in separate, self-contained areas that provide a relaxing environment.

      Almost all of our centers offer free on-site child-care services for children ages three months to 11 years for up to two hours while members are using our centers. The children’s area includes games, educational toys, computers, maze structures and junior basketball courts. We hire experienced personnel that are dedicated to working in the child-care centers to ensure that children have a high quality and safe experience.

      Almost all of our centers offer a variety of programs for children, including swimming lessons, dance classes, activity programs, karate classes, sports programs and craft programs, all of which are open to both members and non-members. We also offer several children’s camps during the summers and holidays. For adults, we offer various sports leagues, karate and dance classes.

Membership

      Our month-to-month membership plans include 24-hour access, free child-care, free locker and towel service, a full range of educational programs and other premium amenities. Moreover, we offer an initial 30-day money back guarantee on upfront membership enrollment fees and the first month’s membership dues, which is a longer period than required by state law and longer than offered by most other health clubs. We attribute our below average membership attrition rate to our high quality customer service, broad appeal to multiple family members and attractive value proposition. We continually monitor member satisfaction through roundtable forums that enable us to collect feedback from our members and modify our offerings in response to the feedback.

      As part of our value proposition, each new member is entitled to receive a free “360 Fitness Assessment,” which consists of fitness testing, exercise history, percent body fat measurement and goal setting. Fitness clinics on different types of workouts and other courses in nutrition and stress management are also offered free of charge. New members are encouraged to take advantage of free equipment orientations and a free introductory consultation with a personal trainer.

      We have a flexible membership structure, which includes different types of membership plans, the most common of which are the Fitness and Sports options. Our Fitness membership plan is our standard plan and offers a member access to all of our Fitness-designated centers, of which there were 27 as of December 31, 2003. Our Sports membership plan offers a member access to all of our Fitness- and Sports-designated centers, while also offering discounts on our other center services and third-party facilities, such as participating golf courses, ski resorts and tennis clubs throughout the nation. In addition, the Sports membership plan entitles a member to free use of the center’s racquetball and squash courts and climbing walls, as well as a free running club membership and discounts on certain personal training programs.

      We have always offered a convenient month-to-month membership, with no long-term contracts, a low, one-time enrollment fee and an initial 30-day money back guarantee. Depending upon the market area and the membership plan, new members typically pay a one-time enrollment fee of $125 to $300 for individual members, plus $50 to $75 for each additional family member over the age of 12. Members pay monthly membership dues ranging from $40 to $60 for individuals and $75 to $120 for couples or families.

Monthly membership dues for Fitness memberships are at the lower end of our price ranges and monthly membership dues for Sports memberships are at the higher end. Our memberships include all of the primary member’s children under the age of 12 at no additional cost. As a result, our current model centers that have a targeted 11,500 membership capacity average approximately 2.5 people per membership. Based on IHRSA data, our membership dues are priced as much as 50% less than other health and fitness centers that are more than 60,000 square feet.

Usage

      Our sports, fitness and family recreation centers are generally open 24 hours a day, seven days a week and our current model centers average almost 70,000 visits per month. We typically experience the highest level of member activity at a center during the 5:00 a.m. to 10:00 a.m. and 4:00 p.m. to 8:00 p.m. time periods on weekdays and during the 8:00 a.m. to 5:00 p.m. time period on weekends. Our centers are staffed accordingly to provide each member with a positive experience during peak and non-peak hours.

New Center Site Selection and Construction

      Site Selection. Our management devotes significant time and resources to analyzing each prospective site on the basis of predetermined physical, demographic, psychographic and competitive criteria in order to achieve maximum return on our investment. Our ideal site for a current model center is a tract of land with at least 10 acres and a relatively flat topography affording good access and proper zoning. We target market areas that have at least 150,000 people within a five-mile radius that meet certain demographic criteria regarding income, education, age and household size. We focus mainly on markets that will allow us to operate multiple centers that create certain efficiencies in marketing and branding activities; however, we select each site based on whether that site can support an individual center on a stand-alone basis.

      After we identify a potential site, we develop a business plan for the center on the site that requires approvals from all areas of operations and the finance committee of our board of directors. We believe that our structured process provides discipline and helps prevent us from undertaking development of a site that the market cannot support. As a result of our strict adherence to this disciplined process, we have never closed a center, and our current model centers produced average EBITDA in excess of 23% of revenue during their first year of operation.

      Construction. We have an experienced in-house construction team that is solely dedicated to overseeing the construction of each center through opening. Our architects have developed a set of design and construction plans and specifications that can be easily adapted to each new site to build our current model centers. They also assist in obtaining bids and permits in connection with constructing each new center. We have dedicated internal personnel who work on expediting the permit process and scheduling the project. Our contract administrators obtain referrals for local subcontractors and monitor project costs, and they also coordinate compliance with safety requirements and prepare site documentation. Our project management group oversees the construction of each new center and works with our architects to review bids and monitor quality. Our construction procurement group bids each component of our projects to ensure cost-effective pricing and, by using the same materials at each center to maintain a consistent look and feel, we are generally able to purchase materials in sufficient quantities to receive favorable pricing. Our construction team also has a dedicated safety consultant and controller. Each center has an on-site construction manager responsible for coordinating the entire project. By utilizing our own dedicated design and construction group, we are able to maximize our flexibility in the design process and retain control over the cost and timing of the construction process.

Marketing and Sales

      Overview of Marketing. Our centralized marketing department is responsible for generating membership leads for our sales force, supporting our corporate business and promoting our brand. Our marketing department consists of six fully integrated divisions, which are advertising, creative, entertainment, marketing research, public relations and web site. By centralizing our marketing effort, we bring our marketing experience and strategy to each new market we enter in a coordinated manner. We also market to corporations and, in some situations, we offer discounted enrollment fees for persons associated with these corporations.

      Overview of Sales. We have a trained, commissioned sales staff in each center that is responsible for converting the leads generated by our centralized marketing department into new memberships. During the pre-opening and grand opening phases described below, we have up to 12 sales representatives on staff at a center. As the center matures, we reduce the number of sales representatives on staff to between six and eight professionals. Our sales staff also uses our customer relationship management system to introduce and sell additional products to members and manage existing member relationships.

      Pre-Opening Phase. Our pre-opening marketing program is one of the reasons why our current model centers have attracted sufficient membership to generate, on average, EBITDA in excess of 23% of revenue during their first year of operation. We generally begin selling memberships up to nine months prior to a center’s scheduled opening. New members are attracted during this period primarily through targeted direct mail, print advertising, corporate sales and referral promotions. To further attract new members during this period, we offer discounted enrollment fees and distribute free copies of our Experience Life magazine to households in the immediate vicinity of the new center. Membership enrollment activity is tracked to gauge the effectiveness of each marketing medium, which can be adjusted as necessary throughout the pre-opening process.

      Grand Opening Phase. We deploy a marketing program during the first month of a center’s operation that builds on our pre-opening efforts. The reach and frequency of the advertising campaign culminate when all households within a five-mile radius receive “Opening Soon” and “Now Open” poster mailings. Simultaneously, prospective members receive special invitations to grand opening activities and educational seminars designed to assist them in their orientation to the center. Our corporate clients receive special enrollment opportunities, as well as invitations to open house activities.

      Membership Growth Phase. After the grand opening phase, marketing activities and costs decrease significantly as drive-by visibility and word-of-mouth marketing become more important. The goal of each center is to achieve consistent membership growth until targeted capacity is reached. Once the center has reached its targeted capacity, marketing efforts are directed at keeping membership levels stable and at selling other in-center services to existing members. Marketing plans for each center are formulated on an annual basis and reviewed monthly by marketing and center-level sales personnel. At monthly intervals, a comprehensive situation analysis is performed to ensure sales and retention objectives are meeting the goals of the center’s business plan.

Leveraging the LIFE TIME FITNESS Brand Outside our Centers

      We are building a national healthy way of life brand by delivering high quality products and services at an attractive price. We are further strengthening the LIFE TIME FITNESS brand by growing our Experience Life magazine, our complete line of nutritional products and our internationally-recognized and award winning triathlon. We believe these initiatives enhance our reputation as a leader in the health and fitness industry and a premier source of quality products and services in the areas of education, nutrition and exercise.

      Education. We work to educate people about leading a healthy way of life by offering educational information and tips on our web site, www.lifetimefitness.com, and by distributing Experience Life, our healthy way of life magazine, to each of our members. Our web site offers various educational features, including healthy cooking recipes, health news and exercise tips. The web site also has interactive functions that allow a user to ask exercise or fitness questions and create an ongoing personalized nutrition program that meets the user’s weight-loss and nutrition objectives.

      Our Experience Life magazine includes an average of 96 full-color pages of healthy way of life tips and insights, featured articles and advertisements and has a current circulation of approximately 500,000 copies to all of our members, non-member subscribers, households in new market areas and selected major bookstores nationwide. Experience Life averages 36 pages of advertising per issue and is expected to be published 10 times in 2004. The Minnesota Magazine Publishing Association named Experience Life a 2002 Gold medal winner for Design Excellence.

      Nutritional Products. We offer a complete line of nutritional products, including multi-vitamins, energy bars, powder drink mixes, ready-to-drink beverages and supplements. Our products use high quality ingredients and are available in our LifeCafes, through our web site and through selected retail channels. Our current nutritional product line focuses on four areas, which are daily health, weight management, energy and athletic performance. Our weight management products, which have never included ephedra, work safely and effectively to manage weight. Our formulations are created and tested by a team of external physicians and experts and each formulation undergoes extensive testing. We use experienced and professional third-parties to manufacture our nutritional products and commission independent testing to ensure that the product labels accurately list the ingredients delivered in the products.

      Athletic Events. Our annual LIFE TIME FITNESS Triathlon attracted participants from 39 states and 14 countries in 2003, as well as national sponsors. The LIFE TIME FITNESS Triathlon offers an invitation-only professional division that allows male and female professionals to compete directly against each other for the sport’s largest purse. In addition to significant selected local media coverage, the LIFE TIME FITNESS Triathlon was broadcast nationally by NBC in 2003 and will be broadcast by NBC again in 2004. Competitor Magazine honored the 2003 LIFE TIME FITNESS Triathlon as its “2003 Event of the Year.” In addition to the Triathlon, we organize several shorter run/walks during the year, such as the 5K Reindeer Run in most of the cities where we have centers and the Torchlight 5K in Minneapolis, Minnesota.

Our Employees

      Most of our current model centers are staffed with over 250 full-time and part-time employees, of which approximately 15 are in management positions, all of whom are trained to provide members with a high quality experience. Our personal trainers, massage therapists, physical therapists and cosmetologists are required to maintain a professional license or one of their industry’s top certifications, as the case may be. Each center typically has a general manager, an operations manager and a sales manager to ensure a well-managed center and a motivated work force.

      All center employees are required to participate in a training program that is specifically designed to promote a friendly, personable environment at each center and a consistent standard of performance across all of our centers. Employees also receive ongoing mentoring, and continuing education is required before they are permitted to advance to other positions within our company.

      As of December 31, 2003, we had approximately 7,400 employees, including approximately 3,900 part-time employees. We are not a party to a collective bargaining agreement with any of our employees. Although we experience turnover of non-management personnel, historically we have not experienced difficulty in obtaining adequate replacement personnel. In general, we believe relations with our employees are good.

Information Systems

      In addition to our standard operating and administrative systems, we utilize an integrated and flexible member management system to manage the flow of member information within each of our centers and between centers and our corporate office. We have designed and developed the system to allow us to collect information in a secure and easy-to-use environment. Our system enables us to, among other things, enroll new members with a paperless membership agreement, acquire and print digital pictures of members and capture and maintain specific member information, including frequency of use. The system allows us to streamline the collection of membership dues electronically, thereby offering additional convenience for our members while at the same time reducing our corporate overhead and accounts receivable exposure. We are in the process of deploying a customer relationship management system to enhance our sales and marketing campaigns and provide management oversight regarding daily sales and marketing activities.

Properties

      Our corporate headquarters, located in Eden Prairie, Minnesota, is an approximately 49,000 square-foot facility that is currently under lease until October 2007.

      As of December 31, 2003, we operated 33 centers, of which we leased 12 sites, were parties to long-term ground leases for four sites and owned 17 sites. We also currently have five current model centers under construction on sites we own in the Dallas and Houston, Texas markets that are expected to open in 2004. Excluding renewal options, the terms of leased centers, including ground leases, expire at various dates from 2005 through 2041. The majority of our leases have renewal options and a few give us the right to purchase the property. The table below contains information about our current sports, fitness and family recreation center locations:

Location	Owned/Leased	Square Feet(1)	Date Opened

Brooklyn Park, MN	Leased	26,982	July 1992
Eagan, MN	Owned	64,415	September 1994
Woodbury, MN(2)	Leased	73,050	September 1995
Roseville, MN	Leased	14,000	September 1995
Highland Park, MN	Leased	25,827	November 1995
Coon Rapids, MN(3)	Leased	90,262	May 1996
Bloomington, MN	Owned	47,307	November 1996
Plymouth, MN	Leased (Ground)	109,558	June 1997
St. Paul, MN	Leased	85,630	December 1997
Troy, MI	Owned	93,579	January 1999
Apple Valley, MN	Leased	10,375	June 1999
Columbus, OH	Leased (Ground)	98,047	July 1999
Indianapolis, IN	Owned	90,956	August 1999
Novi, MI	Owned	90,956	October 1999
Centreville, VA	Owned	90,956	January 2000
Shelby Township, MI	Owned	101,680	March 2000
Minneapolis, MN (center and restaurant)	Leased	72,547	July 2000
Schaumburg, IL	Owned	108,890	October 2000
Warrenville, IL	Owned	114,993	January 2001
Bloomingdale, IL(4)	Owned	108,890	February 2001
Algonquin, IL	Owned	108,890	April 2001
Orland Park, IL	Owned	108,890	August 2001
Fairfax City, VA	Leased	67,467	October 2001
Champlin, MN	Leased (Ground)	61,948	October 2001
Burr Ridge, IL	Owned	105,562	February 2002
Savage, MN	Leased (Ground)	80,853	June 2002
Old Orchard (Skokie), IL	Owned	108,890	August 2002
Canton Township, MI(2)	Leased	105,010	September 2002
Rochester Hills, MI(2)	Leased	108,890	November 2002
Tempe, AZ	Owned	108,890	April 2003
Gilbert, AZ	Owned	108,890	October 2003
New Hope, MN	Leased	44,156	October 2003
Plano, TX	Owned	108,890	November 2003

(1)	In a few of our centers, we sublease space to third parties who operate our LifeCafe or climbing wall or to hospitals that use the space to provide physical therapy. The square footage figures include those subleased areas. The square footage figures exclude areas used for tennis courts and outdoor swimming pools. These figures are approximations.

(2)	We are the sole lessee of the center pursuant to the terms of a sale-leaseback transaction.

(3)	The square footage figure excludes approximately 24,000 square feet that we sublease to third parties.

(4)	This is a joint venture project in which we have a one-third interest.

Competition

      There are a number of health club industry participants that compete directly and indirectly with us that may have significantly greater financial resources, higher revenues and greater economies of scale. However, due to the innovative nature of our complete product and service offering, we believe that there are no competitors in this industry offering the same experience and services we offer at a comparable value. We consider the following groups to be the primary competitors of our centers:

•	health and fitness centers;

•	the YMCA and similar non-profit organizations;

•	physical fitness and recreational facilities established by local governments, hospitals and businesses;

•	local salons, cafes and businesses offering similar ancillary services;

•	amenity and condominium clubs;

•	racquet, tennis and other athletic clubs;

•	country clubs;

•	weight reducing salons; and

•	the home-use fitness equipment industry.

      Competition in the health club industry varies from market to market and is based on several factors, including the breadth of product and service offerings, the level of enrollment fees and membership dues, the flexibility of membership options and the overall quality of the offering. We believe that our comprehensive product offering and high quality service, coupled with membership prices that are below the industry average, provide us with a distinct competitive advantage.

      Our nutrition and education products and services compete against large, established companies and organizations that have more experience selling retail products. We may not be able to compete effectively against these established companies.

Government Regulation

      All areas of our operations and business practices are subject to regulation at federal, state and local levels. The general rules and regulations of the Federal Trade Commission and other consumer protection agencies apply to our advertising, sales and other trade practices, including, but not limited to, our line of nutritional products.

      State statutes and regulations affecting the health club industry have been enacted or proposed that prescribe certain forms for, and regulate the terms and provisions of, membership contracts, including:

•	giving the member the right under various state “cooling-off” statutes to cancel, in most cases, within three to ten days after signing, his or her membership and receive a refund of any enrollment fee paid;

•	requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility; and

•	establishing maximum prices and terms for membership contracts and limitations on the financing term of contracts.

      As we pursue new business initiatives by selling nutritional products, juices and sports drinks, we may become further subject to the extensive federal and state regulations governing the manufacture and sale of nutritional and food products in the U.S. The U.S. Food and Drug Administration and the Federal Trade Commission, in particular, have made it a high priority in recent years to scrutinize the products and the claims regarding those products made by the manufacturers of nutritional products. Together with the manufacturers of our food and nutritional products, we test these products and obtain the appropriate regulatory approvals and consents. There can be no assurance that the failure of these manufacturers to obtain such consents or approvals or that some other misconduct by these manufacturers will not have a material adverse effect on our financial condition or results of operations. These manufacturers represent to us that the products are safe and effective. In most cases, these manufacturers agree to indemnify us for losses we may suffer arising from claims related to the product and in many cases we are named as an additional insured on the manufacturer’s insurance policy. In addition, we carry our own products liability insurance coverage.

      All laws, rules and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements and believe our activities are in substantial compliance with all applicable statutes, rules and decisions.

Trademarks and Trade Names

      We own several trademarks and service marks registered with the U.S. Patent and Trademark Office, referred to as the USPTO, including “LIFE TIME FITNESS®,” “EXPERIENCE LIFE®” and “LEANSOURCE®.” We have also registered our logo, our design depicting six circles of fitness activities and our LIFE TIME FITNESS Triathlon logo. We have several applications pending with the USPTO for trademark registrations. We also registered or have applications pending in certain foreign countries for the “LIFE TIME FITNESS” mark. In addition to our trademarks, we filed a patent application for one of our nutritional products.

      We believe our trademarks and trade names have become important components in our marketing and branding strategies. We believe that we have all licenses necessary to conduct our business.

Legal Proceedings

      Although we may be subject to litigation from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe will have a material adverse impact on our business.

MANAGEMENT

      The following table sets forth the name, age and positions of each of our directors and executive officers as of March 15, 2004:

Name	Age	Position

Bahram Akradi	42	Chairman of the Board of Directors, President and Chief Executive Officer
Michael J. Gerend	39	Executive Vice President and Chief Operating Officer
Michael R. Robinson	44	Executive Vice President and Chief Financial Officer
Stephen F. Rowland, Jr.	44	President, FCA Construction Holdings, LLC
Mark L. Zaebst	44	Senior Vice President of Real Estate and Development
Eric J. Buss	37	Senior Vice President of Corporate Development, General Counsel and Secretary
Timothy C. DeVries	47	Director
W. John Driscoll	74	Director
Guy C. Jackson	61	Director
David A. Landau	38	Director
Stephen R. Sefton	48	Director

      Bahram Akradi founded our company in 1992 and has been a director and President since our inception. Mr. Akradi was elected Chief Executive Officer and Chairman of the Board of Directors in May 1996. Mr. Akradi has over 20 years of experience in the field of sports, health and fitness programs. From 1984 to 1989, he led U.S. Swim & Fitness Corporation as its co-founder and Executive Vice President. Mr. Akradi was a founder of the health and fitness Industry Leadership Council.

      Michael J. Gerend was elected Executive Vice President and Chief Operating Officer upon joining our company in March 2003. Prior to joining our company, Mr. Gerend was President and Chief Executive Officer of Grand Holdings, Inc., doing business as Champion Air, the largest dedicated provider of charter airlift in the airline industry, from July 1998 to January 2003. Mr. Gerend also held senior management positions at Northwest Airlines, Inc. from April 1991 to December 1997.

      Michael R. Robinson was elected Executive Vice President and Chief Financial Officer upon joining our company in March 2002. Prior to joining our company, Mr. Robinson was most recently Executive Vice President and Chief Financial Officer of Next Generation Network, Inc., a digital video advertising company, from April 2000 to March 2002. Prior to April 2000, Mr. Robinson spent approximately 17 years with Honeywell International, Inc., a diversified technology and manufacturing company, where he held senior management positions from 1994 to March 2000.

      Stephen F. Rowland was elected President of our company’s wholly owned construction subsidiary, FCA Construction Holdings, LLC, upon joining our company in April 1998. Prior to joining our company, Mr. Rowland served 17 years as President and CEO of Diversified Construction of Minneapolis, Inc., a commercial and residential construction company, where he acted as an independent general contractor for both the U.S. Swim & Fitness Corporation and our company.

      Mark L. Zaebst joined our company in January 1996 as Director, Real Estate, and was named Senior Vice President of Real Estate and Development, in December 2001. Mr. Zaebst has over 20 years of experience in the health and fitness industry. Mr. Zaebst was instrumental in assisting Mr. Akradi in the creation, expansion and day-to-day operations of U.S. Swim & Fitness Corporation until 1991, at which time he started a career in real estate.

      Eric J. Buss joined our company in September 1999 as Vice President of Finance and General Counsel. Mr. Buss was elected Secretary in September 2001 and was named Senior Vice President of Corporate Development, in December 2001. Prior to joining our company, Mr. Buss was an associate with the law firm of Faegre & Benson LLP from 1996 to August 1999. Prior to beginning his legal career, Mr. Buss was employed by Arthur Andersen LLP.

      Timothy C. DeVries was elected a director of our company in February 2002. Mr. DeVries is a managing general partner with the investment firm of Norwest Equity Partners, a firm he joined in 1998. From 1982 to 1992, Mr. DeVries was Managing Director and a member of the board of directors at Churchill Companies, a diversified industrial and financial company. Mr. DeVries is also a member of the board of directors of Attachment Technologies, Inc., Aurafin, LLC, Gaymar Industries, Inc., Highland Manufacturing, LLC, Michaels of Oregon Co. and Tandus Group, Inc.

      W. John Driscoll was elected a director of our company in May 1994. Mr. Driscoll is the retired Chairman and Chief Executive Officer of Rock Island Company, a private investment firm. Mr. Driscoll served as Chairman and Chief Executive Officer of Rock Island Company from 1973 to 1994. Mr. Driscoll is also a member of the board of directors of Nuveen Investments, Inc.

      Guy C. Jackson was elected a director of our company in March 2004. In June 2003, Mr. Jackson retired from the accounting firm of Ernst & Young LLP after 35 years with the firm and with one of its predecessors, Arthur Young & Company. During his career, Mr. Jackson served as the audit partner for numerous public companies in Ernst & Young’s New York and Minneapolis offices. He also serves as a director, and the chair of the audit committee, of Cyberonics, Inc., Digi International Inc. and Urologix, Inc.

      David A. Landau was elected a director of our company in August 2000. Mr. Landau is a managing director of Apax Partners, Inc., an international private equity investment advisory firm affiliated with Apax Managers, Inc. Mr. Landau joined Apax Partners, Inc. in 1991 after working in brand management at The Procter & Gamble Company, a manufacturer and marketer of consumer products, and strategy consulting at Monitor Company, a strategy consulting firm. Mr. Landau is also a member of the board of directors of Performance, Inc. and Phillips-Van Heusen Corporation.

      Stephen R. Sefton was elected a director of our company in May 1996. Mr. Sefton has been a partner with Norwest Equity Partners, an investment firm, since 1989, a firm he joined in 1986. In May 1997, Mr. Sefton founded Equity Research, Inc., a private equity investment firm. Mr. Sefton spends approximately 25% of his time overseeing two investments held by Norwest Equity Partners, including its investment in our company. The other 75% of his time is spent at Equity Research, Inc. Prior to 1986, Mr. Sefton spent nine years in commercial and investment banking. Mr. Sefton is also a member of the board of directors of Savillex Corporation and Streamfeeder, L.L.C.

      Under our bylaws, our directors hold office until the next annual shareholders meeting or the director’s resignation or removal. Under our bylaws, our officers hold office until their successors are elected and qualified or the officer’s removal.

Board of Directors; Committees

      Our board of directors currently consists of six members. We are in the process of identifying candidates for nomination to our board of directors.

      Our board of directors has an audit committee, a compensation committee, a governance and nominating committee and a finance committee.

      Audit Committee. Our audit committee consists of Messrs. Jackson (Chair), Driscoll and Sefton. The functions of the audit committee include oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements and the performance, qualifications and independence of our independent auditors. Our audit committee is directly responsible, subject to shareholder ratification, for the appointment of any independent auditor engaged for the purpose of preparing or issuing an audit report or related work. Our audit committee is also responsible for the retention, compensation, evaluation, termination and oversight of our independent auditor. The purpose and responsibilities of our audit committee are set forth in the Audit Committee Charter approved by our board of directors on March 17, 2004.

      Our board of directors has determined that Mr. Jackson qualifies as an “audit committee financial expert” as defined by applicable regulations of the SEC and that he is “independent” as defined by the listing standards of the New York Stock Exchange. Our board of directors has also determined that Mr. Jackson’s service on the audit committees of three other public companies does not impair his ability to effectively serve on our audit committee.

      Compensation Committee. Our compensation committee consists of Messrs. Landau (Chair), Sefton and DeVries. The functions of the compensation committee include reviewing and approving the goals and objectives relevant to compensation of our Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of those goals and objectives and determining and approving the Chief Executive Officer’s compensation level based on this evaluation. Our compensation committee also approves and makes recommendations to our board with respect to compensation of other executive officers, incentive-compensation plans and equity-based plans.

      Governance and Nominating Committee. Our nominating and corporate governance committee consists of Messrs. Sefton (Chair), DeVries, Jackson and Landau. The functions of the nominating and corporate governance committee include identifying individuals qualified to become members of our board and overseeing our corporate governance principles.

      Finance Committee. Our finance committee consists of Messrs. DeVries (Chair), Sefton, Akradi and Landau. The functions of the finance committee include reviewing our financial performance, annual budgets, capital planning projects, capital structure and financing decisions and selection of locations for new centers. The purpose and responsibilities of our finance committee are set forth in the Finance Committee Charter approved by our board of directors on March 17, 2004.

Limitation of Liability and Indemnification

      Under the Minnesota Business Corporation Act, our articles of incorporation provide that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty to the full extent that the law permits the limitation or elimination of the personal liability of directors.

Compensation of Directors

      Our non-employee directors are reimbursed for expenses actually incurred in attending meetings of our board of directors and committees of our board of directors. We are in the process of evaluating the compensation for our non-employee directors and we expect to adopt a compensation package prior to the completion of this offering.

Compensation Committee Interlocks and Insider Participation

      During 2003, Messrs. DeVries, Landau and Sefton served as the members of our compensation committee. No executive officer serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Summary Compensation Table

      The following table shows, for our Chief Executive Officer and each of the four other most highly compensated executive officers of our company, who are referred to as the named executive officers, information concerning annual and long-term compensation earned for services in all capacities during the fiscal year ended December 31, 2003.

				Long-Term
				Compensation
	Annual Compensation
				Awards
			Other
			Annual	Securities	All Other
	Salary	Bonus	Compensation	Underlying	Compensation
Name and Principal Position	($)	($)	($)(1)	Options (#)	($)(2)

Bahram Akradi	660,000	478,369	39,376	—	9,006
Chairman of the Board of Directors, President and Chief Executive Officer
Stephen F. Rowland, Jr.	240,000	214,348	6,820	—	2,299
President, FCA Construction Holdings, LLC
Michael J. Gerend	220,000	154,836	8,160	200,000	—
Executive Vice President and Chief Operating Officer(3)
Michael R. Robinson	240,000	100,761	14,078	50,000	7,896
Executive Vice President and Chief Financial Officer
Mark L. Zaebst	180,000	65,347	13,995	5,000	8,909
Senior Vice President of Real Estate and Development

(1)	The amount for Mr. Akradi includes $22,250 related to the use of company aircraft, $13,520 for personal use of a company car and other car expenses, $2,500 of personal tax services provided by company personnel, a $1,000 car allowance and $106 of executive medical benefits. The amount for Mr. Rowland includes $6,820 for personal use of company aircraft. The amount for Mr. Gerend includes an $8,000 car allowance and $160 of executive medical benefits. The amount for Mr. Robinson includes a $9,000 car allowance and $5,078 of executive medical benefits. The amount for Mr. Zaebst includes $10,894 for personal use of a company car and $3,101 of executive medical benefits.

(2)	These amounts include our matching contribution to our 401(k) plan in the amount of $6,000 for the accounts of Messrs. Akradi, Robinson and Zaebst. These amounts also include our payment of premiums for short-term disability insurance in the amount of $3,006 for Mr. Akradi, $2,299 for Mr. Rowland, $1,896 for Mr. Robinson and $2,909 for Mr. Zaebst.

(3)	Mr. Gerend joined us in March 2003.

Option Grants in Last Fiscal Year

      The following table sets forth certain information concerning option grants to the named executive officers during the fiscal year ended December 31, 2003.

Individual Grants					Potential Realizable
					Value at Assumed
	Number of				Annual Rates of Stock
	Securities	Percent of Total	Exercise		Price Appreciation for
	Underlying	Options Granted	or Base		Option Term ($)(2)
	Options	to Employees	Price	Expiration
Name	Granted (#)	in Fiscal Year(1)	($/share)	Date	5%	10%

Bahram Akradi	—	—	—	—
Stephen F. Rowland, Jr.	—	—	—	—
Michael J. Gerend	200,000 (3)	33.0%	8.00	03/03/13
Michael R. Robinson	5,000 (4)	0.8%	8.00	04/01/13
Michael R. Robinson	45,000 (5)	8.3%	12.00	12/17/13
Mark L. Zaebst	5,000 (4)	0.8%	8.00	04/01/13

(1)	Options to purchase a total of 333,000 shares of our common stock at an exercise price of $8.00 per share and options to purchase a total of 303,500 shares of our common stock at an exercise price of $12.00 per share were granted in 2003.

(2)	In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5% and 10% compounded annually and do not reflect our estimates or projections of the future price of our common stock. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price, assuming an initial public offering price of $ per share. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

(3)	The options were granted under our 1998 Plan and vest as to 20% of the shares on each of the first five anniversaries of the date of grant.

(4)	The options were granted under our 1998 Plan and vest as to 20% of the shares on each January 1st, commencing January 1, 2004.

(5)	The options were granted under our 1998 Plan and vest as to 50% of the shares on August 15, 2005 and as to 25% of the shares on each of August 15, 2006 and August 15, 2007, respectively.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

      The following table sets forth certain information concerning stock option exercises by the named executive officers during the fiscal year ended December 31, 2003 and unexercised options held by the named executive officers as of December 31, 2003.

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-The-Money Options at
	on	Value	Fiscal Year-End (#)		Fiscal Year-End ($)(1)
	Exercise	Realized
Name	(#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Bahram Akradi	100,000		420,000	690,000
Stephen F. Rowland, Jr.	—	—	138,300	11,700
Michael J. Gerend	—	—	—	200,000
Michael R. Robinson	—	—	20,000	130,000
Mark L. Zaebst	—	—	57,000	23,000

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value realized and the value of the unexercised in-the-money options listed above have been calculated on the basis of the assumed initial public offering price of $ per share, less the applicable exercise price per share multiplied by the number of shares underlying the options.

Employment Agreements

      We were a party to an employment agreement with Bahram Akradi, our Chairman of the Board of Directors, President and Chief Executive Officer, that expired on December 31, 2003. The terms of the agreement, as amended, provided for a base salary of $660,000 in 2003 and incentive compensation based upon the attainment of certain financial goals. Mr. Akradi’s bonus was based primarily on our earnings before taxes performance as compared to our plan. We measured performance monthly and made bonus payments monthly if we continued to meet or exceed our year-to-date plan with respect to earnings before taxes. Mr. Akradi was granted options to purchase 600,000 shares of common stock at $1.66 per share concurrent with the signing of the agreement in May 1996. These options fully vest on November 8, 2005 and expire 10 years from the date of grant. However, vesting will be accelerated if our common stock is publicly traded and the price remains above $10.00 per share for 30 consecutive trading days or there is a sale of all of our stock or all or substantially all of our assets that results in proceeds to our shareholders of at least $10.00 per share. Commencing January 1, 2004, Mr. Akradi is no longer subject to an employment agreement with us.

      We are a party to an employment agreement, dated January 23, 2003, with Michael J. Gerend, our Executive Vice President and Chief Operating Officer. The terms of the agreement provide for a base salary of $264,000 and incentive compensation of up to $132,000 based upon the attainment of certain financial goals. Mr. Gerend’s annual compensation is subject to annual review and adjustment by our Chief Executive Officer or our board of directors, but it may not be reduced below the total amount of salary plus bonus in the prior year except in the case of across-the-board reductions. In addition, the agreement provides Mr. Gerend with a $850.00 per month car allowance, a $300.00 per month cellular phone allowance and reimbursement of Mr. Gerend’s fees for membership to two professional organizations. The agreement also includes a non-competition covenant that covers the term of Mr. Gerend’s employment plus a period of two years after the termination of his employment. In March 2003, Mr. Gerend was granted options to purchase 200,000 shares of common stock at $8.00 per share in connection with the commencement of his employment. These options vest as to 20% of the shares on the first through fifth anniversaries of the date of grant and expire 10 years from the date of grant. However, vesting will be accelerated in full in the event that Mr. Gerend’s employment is terminated or certain other events occur following a change of control of our company and may be partially accelerated in the event that his employment is terminated without cause or he terminates for good reason. If Mr. Gerend’s employment is terminated without cause or if he terminates his employment for good reason, as defined in the agreement,

Mr. Gerend is entitled to receive a lump sum payment equal to the annual amount of the guaranteed component of his salary plus an additional payment equal to two-thirds of such annual guaranteed component to be paid over 24 months commencing one year after termination so long as his non-competition obligations remain in effect.

      We are a party to an employment agreement, dated March 4, 2002, with Michael R. Robinson, our Executive Vice President and Chief Financial Officer. The terms of the agreement provide for a base salary of $228,000 plus incentive compensation of up to $32,000 based upon the attainment of certain financial goals. Mr. Robinson’s annual compensation is subject to annual review and adjustment by our Chief Executive Officer or our board of directors, but it may not be reduced below the total amount of salary plus bonus in the prior year except in the case of across-the-board reductions. In addition, the agreement provides Mr. Robinson with a $750.00 per month car allowance and a $100.00 per month cellular phone allowance. The agreement also includes a non-competition covenant that covers the term of Mr. Robinson’s employment plus a period of two years after the termination of his employment. Mr. Robinson was granted options to purchase 100,000 shares of common stock at $8.00 per share in connection with his commencement of employment on March 11, 2002. These options vest as to 20% of the shares on the first through fifth anniversaries of the date of grant and expire 15 years from the date of grant. However, vesting will be accelerated in the event of a change of control of our company, as defined in the agreement, and the options will be ratably vested for any portion of a year during which Mr. Robinson is terminated without cause or he terminates for good reason. If Mr. Robinson’s employment is terminated without cause or if he terminates his employment for good reason, as defined in the agreement, Mr. Robinson is entitled to receive a lump sum payment equal to one-half of the annual amount of the guaranteed component of his salary and $100.00 per month for 24 months so long as his non-competition obligations remain in effect.

      In addition to the bonus amounts provided for in the employment agreements for certain of our executive officers, all of our executive officers also participate in a performance bonus program pursuant to which additional bonus payments are made based upon achievement of company-level financial performance measures. In addition, our executive officers are entitled to the benefits that we generally provide to our other employees under applicable benefit plans and policies.

401(k) Plan

      In March 1997, we implemented a 401(k) plan covering qualified full-time employees. Under our 401(k) plan, participants may defer compensation, subject to the limits established by the Internal Revenue Service, and we may make a discretionary matching contribution at the option of our board of directors. We have accrued for a matching contribution for 2003 that has not yet been paid. We made a matching contribution for 2002 but not for 2001, and we may make matching contributions in the future. The trustee under the 401(k) plan holds and invests the 401(k) plan contributions at the participant’s written direction. Participants in our 401(k) plan are immediately vested in their contributions; however, the vesting of our matching contribution is based upon the participant’s years of continuous service. The 401(k) plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, and, as a result, the related trust is not subject to tax under current tax law. Although we have not expressed any intent to do so, we do have the right to discontinue our matching contributions to the 401(k) plan at any time and to terminate or amend the 401(k) plan, subject to the provisions of the Employee Retirement Income Security Act of 1974.

Stock Option Plans and Other Employee Incentive Plans

      During 1996, we adopted the FCA, Ltd. 1996 Stock Option Plan, referred to as the 1996 Plan, which reserved up to 2,000,000 shares of our common stock for issuance thereunder. Under the 1996 Plan, our board of directors may grant options to purchase shares of our common stock to eligible employees, directors and contractors. Incentive stock options are granted at a price determined by our board of directors but not less than 100% of the fair market value at the time of the grant, and nonqualified stock options are granted at prices determined by our board of directors. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of December 31, 2003, we had granted options to purchase a total of 1,700,000 shares of our common stock at exercises prices of $1.25 to $3.00 per share under the 1996 Plan, of which options to purchase 1,358,000 shares are outstanding. Certain of the incentive stock options granted under the 1996 Plan vest upon our stock achieving certain price targets based on operating performance as defined by our board of directors, or in approximately 10 years, whichever occurs first. As of December 31, 2003, we had granted to certain members of management options to purchase 820,000 shares of our common stock at an exercise price of $1.66 to $1.67 per share with these vesting provisions, of which options to purchase 736,000 shares are outstanding.

      During 1998, we adopted the LIFE TIME FITNESS, Inc. 1998 Stock Option Plan, referred to as the 1998 Plan, which reserved up to 1,600,000 shares of our common stock for issuance thereunder. In December 2003, our board of directors and shareholders approved an amendment to the 1998 Plan providing that an additional 1,500,000 shares of our common stock could be issued under this Plan. Under the 1998 Plan, the compensation committee of our board of directors may grant options to purchase shares of our common stock to eligible employees, directors and contractors. Incentive stock options are granted at a price determined by our compensation committee but not less than 100% of the fair market value at the time of the grant, and nonqualified stock options are granted at prices determined by the compensation committee. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of December 31, 2003, we had granted options to purchase a total of 1,957,500 shares of our common stock at exercise prices of $4.00 to $12.00 per share under the 1998 Plan, of which options to purchase 1,673,475 shares are outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We believe that the transactions set forth below were on terms no less favorable than we could have obtained from unaffiliated parties. We intend that all future transactions between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of our independent and disinterested directors, and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

      Certain of our refurbishing and remodeling construction projects at our centers in Minnesota were managed by a general contractor, which is primarily owned by Mr. Rowland, the President of our construction subsidiary. We did not pay any amounts for these services in 2003. We paid $418,400 and $48,500 for these services in 2001 and 2002, respectively.

      We leased one jet until June 2003, and two jets in 2001 and 2002, from an aviation company that is wholly owned by Mr. Akradi, our Chairman of the Board of Directors, President and Chief Executive Officer, and Mr. Rowland. Each month we were charged the equivalent of the debt service for the exclusive use of the jets. We also paid an hourly fee for the periodic use of other aircraft owned by the aviation company. Beginning in July 2003, we paid an hourly market rate for the periodic use of one jet owned by the aviation company. We were charged $1,052,700, $857,100 and $891,600 for the use of the aircraft in 2001, 2002 and 2003, respectively. We purchased one jet from the aviation company for fair market value of $4.0 million in January 2004 and, as a result, we will no longer lease any aircraft from this aviation company.

      Until August 2003, Mr. Akradi was the landlord under a lease involving a center leased for one of our Minnesota centers. We made payments for monthly rent to Mr. Akradi under the lease in the amounts of $349,000, $355,000 and $234,200 during 2001, 2002 and 2003, respectively.

      We lease various fitness and office equipment for use at the center in Bloomingdale, Illinois. We then sublease this equipment to Bloomingdale LIFE TIME Fitness, L.L.C., of which our company has a one-third interest. Bloomingdale LLC is charged the equivalent of the debt service for the use of the equipment. We charged Bloomingdale LLC $339,700, $426,400 and $424,900 in 2001, 2002 and 2003, respectively.

      In May 2001, we completed a transaction to sell and simultaneously lease back one of our large format centers. The purchaser and landlord in such transaction is an entity composed of four individuals, one of whom is Mr. Rowland. We paid $550,000, $880,000 and $880,000 in 2001, 2002 and 2003, respectively, in rent pursuant to the lease of the center. This lease expires in May 2026. In connection with the sale in 2001, we received a note in the amount of approximately $264,000, which was repaid in December 2003.

      In October 2003, we leased a center located within a shopping center that is owned by a general partnership in which Mr. Akradi has a 50% interest. In December 2003, our company and the general partnership executed an addendum to this lease whereby we leased an additional 5,000 square feet of office space on a month-to-month basis within the shopping center. We paid rent pursuant to this lease of $125,000 in 2003.

      The following table summarizes sales of our preferred stock to certain of our directors, executive officers and holders of more than 5% of our voting securities, and their affiliated entities, in private placement financing transactions:

	Series A	Series B	Series C	Series D
	Preferred	Preferred	Preferred	Preferred
Investor(1)	Stock(2)	Stock(3)	Stock(4)	Stock(5)

Directors and executive officers:
Bahram Akradi	—	—	—	150,000
W. John Driscoll(6)	—	—	—	160,000
Entities affiliated with directors and executive officers:
Apax Managers, Inc.(7)	—	—	3,500,000	500,000
Minnesota Private Equity Fund(8)	—	32,000	—	100,000
Norwest Equity Partners(9)	905,660	900,000	1,000,000	500,000
Windsor Aviation, Inc.(10)	—	—	—	10,000
Five percent shareholders:
Bahram Akradi	—	—	—	150,000
W. John Driscoll(6)	—	—	—	160,000
Norwest Equity Partners(9)	905,660	900,000	1,000,000	500,000
Apax Managers, Inc.(7)	—	—	3,500,000	500,000

(1)	See “Principal and Selling Shareholders” for additional information about ownership of shares held by these shareholders.

(2)	The Series A preferred stock was sold in May 1996 at $6.625 per share. All shares of Series A preferred stock converted into shares of common stock. Each share of Series A preferred stock converted into five and three-tenths shares of our common stock. As a result, there are no shares of Series A preferred stock currently outstanding.

(3)	The Series B preferred stock was sold in December 1998 at $20.00 per share. Each share of Series B preferred stock is currently convertible into 4.571428 shares of common stock. The Series B preferred stock will automatically convert into shares of common stock upon the closing of this offering.

(4)	The Series C preferred stock was sold in August 2000 at $10.00 per share. Each share of Series C preferred stock is currently convertible into one share of common stock. The Series C preferred stock will convert into shares of common stock upon the closing of this offering. If the initial public offering price of our common stock is less than a specified price per share and does not yield a specified rate of return, each share of Series C preferred stock will convert into 1.25 shares of common stock.

(5)	The Series D preferred stock was sold in July 2001 at $10.00 per share. Each share of Series D preferred stock is currently convertible into one share of common stock. The Series D preferred stock will convert into shares of common stock upon the closing of this offering. If the initial public offering price of our common stock is less than a specified price per share and does not yield a specified rate of return, each share of Series D preferred stock will convert into 1.25 shares of common stock.

(6)	Includes shares held in a trust for which his spouse has sole voting and investment power. Mr. Driscoll disclaims beneficial ownership of such shares.

(7)	Mr. Landau is an officer and shareholder of Apax Managers, Inc., which is the general partner of the general partner of the affiliated limited partnerships that hold our stock.

(8)	Mr. Sefton is a general partner of Minnesota Private Equity Fund.

(9)	Mr. Sefton is a general partner of the general partner of Norwest Equity Partners V, L.P. Mr. DeVries is a general partner of the general partner of Norwest Equity Partners VI, L.P. and one of three managing partners of the general partner of Norwest Equity Partners, VII, L.P.

(10)	Mr. Akradi and Mr. Rowland are each 50% shareholders of Windsor Aviation, Inc.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of March 15, 2004, and after the sale of shares in this offering, by:

•	each person who is known by us to own beneficially more than 5% of our voting securities;

•	each current director;

•	each of the named executive officers;

•	all directors and executive officers as a group; and

•	each selling shareholder participating in this offering.

      Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 15, 2004, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

      Except as indicated in this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Percentage of ownership is based on 27,174,006 shares of our common stock outstanding on March 15, 2004, which assumes the conversion of all preferred stock into common stock at the respective conversion ratios in effect on that date. The address for each executive officer is 6442 City West Parkway, Eden Prairie, MN 55344.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering
			Shares Being
Name and Address of Beneficial Owner	Shares	Percent	Offered	Shares	Percent

Principal Shareholders(1):
Norwest Equity Partners(2)	10,476,184	38.6%
Apax Managers, Inc.(3)	4,000,000	14.7%
Non-Employee Directors:
Timothy C. DeVries(4)	2,194,758	8.1%
W. John Driscoll(5)	1,854,000	6.8%
Guy C. Jackson	—	—
David A. Landau(6)	4,000,000	14.7%
Stephen R. Sefton(7)	8,527,711	31.4%
Named Executive Officers:
Bahram Akradi(8)	3,947,201	14.3%
Michael J. Gerend(9)	40,000	*
Michael R. Robinson(10)	43,500	*
Stephen F. Rowland, Jr.(11)	568,754	2.1%
Mark L. Zaebst(12)	67,000	*
All directors and executive officers as a group (11 persons)(13)	21,295,924	76.1%
Selling Shareholders:

*	Less than 1%

(1)	Mr. Akradi and Mr. Driscoll are listed below and also own beneficially more than 5% of our voting securities. The address for Mr. Akradi is the address for our principal executive offices and the address for Mr. Driscoll appears in footnote 5 below.

(2)	Includes 4,835,998 shares of common stock and 3,445,428 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners V, L.P., 30,473 shares of common stock and 914,285 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VI, L.P. and 1,250,000 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VII, L.P. The address for Norwest Equity Partners is 3600 IDS Center, 80 South Seventh Street, Minneapolis, MN 55402.

(3)	Includes 3,418,869 shares of common stock issuable upon conversion of preferred stock owned by APAX Excelsior VI, L.P., 115,400 shares of common stock issuable upon conversion of preferred stock owned by Patricof Private Investment Club III, L.P., 279,448 shares of common stock issuable upon conversion of preferred stock owned by APAX Excelsior VI-A C.V. and 186,283 shares owned by APAX Excelsior VI-B C.V. The address for Apax Managers, Inc. is 445 Park Ave., New York, NY 10022.

(4)	Includes 30,473 shares of common stock and 914,285 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VI, L.P. Mr. DeVries is a general partner of Itasca LBO Partners VI, LLP, the general partner of Norwest Equity Partners VI, L.P. Mr. DeVries disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. Also includes 1,250,000 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners VII, L.P. Mr. DeVries is a managing partner of Itasca LBO Partners VII, LLP, the general partner of Norwest Equity Partners VII, L.P. The address for Mr. DeVries is 3600 IDS Center, 80 South Seventh Street, Minneapolis, MN 55402.

(5)	Includes 1,680,000 shares of common stock held in trusts of which Mr. Driscoll has sole voting and investment power. Includes 12,000 shares of common stock underlying options that are exercisable within 60 days of March 15, 2004. Also includes 10,000 shares of common stock issuable upon conversion of preferred stock held in a trust for which his spouse has sole voting and investment power. Mr. Driscoll disclaims beneficial ownership of such shares. The address for Mr. Driscoll is 2000 Wells Fargo Center, 30 East Seventh Street, St. Paul, MN 55101.

(6)	Includes 3,418,869 shares of common stock issuable upon conversion of preferred stock owned by Apax Excelsior VI, L.P., 279,448 shares of common stock issuable upon conversion of preferred stock owned by Apax Excelsior VI-A, C.V., 186,283 shares of common stock issuable upon conversion of preferred stock owned by Apax Excelsior VI-B, C.V. and 115,400 shares of common stock issuable upon conversion of preferred stock owned by Patricof Private Investment Club III, L.P. Mr. Landau is an officer and shareholder of Apax Managers, Inc., the general partner of Apax Excelsior VI Partners, L.P., which is the general partner of each of the affiliated limited partnerships that hold shares of our stock. Mr. Landau disclaims beneficial ownership of all such shares except to the extent of his indirect pecuniary interest therein. The address for Mr. Landau is 445 Park Avenue, New York, NY 10022.

(7)	Includes 4,835,998 shares of common stock and 3,445,428 shares of common stock issuable upon conversion of preferred stock owned by Norwest Equity Partners V, L.P. Mr. Sefton is a general partner of Itasca Partners V, LLP, the general partner of Norwest Equity Partners V, L.P. Mr. Sefton disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. Also includes 246,285 shares of common stock issuable upon conversion of preferred stock owned by Minnesota Private Equity Fund, L.P. Mr. Sefton is the general partner of Minnesota Private Equity Fund, L.P. The address for Mr. Sefton is 3001 Hennepin Avenue, Suite D-210, Minneapolis, MN 55408.

(8)	Includes 450,000 shares of common stock underlying options that are exercisable within 60 days of March 15, 2004. Also includes 201,554 shares of common stock and 10,000 shares of common stock issuable upon conversion of preferred stock owned by Windsor Aviation, Inc. Mr. Akradi owns 50% of the voting stock of Windsor Aviation. Also includes 38,000 shares of common stock owned by William J. Garlick, 10,000 shares of common stock owned by Abdollah J. Javidan and 5,000 shares of common stock owned by Scott Tracy Carlston. Mr. Akradi has a contractual right to vote such shares held by Messrs. Garlick, Javidan and Carlston pursuant to agreements that will terminate upon the completion of this offering.

(9)	Includes 40,000 shares of common stock underlying options that are exercisable within 60 days of March 15, 2004.

(10)	Includes 41,000 shares of common stock underlying options that are exercisable within 60 days of March 15, 2004.

(11)	Includes 140,700 shares of common stock underlying options that are exercisable within 60 days of March 15, 2004. Also includes 201,554 shares of common stock and 10,000 shares of common stock issuable upon conversion of preferred stock owned by Windsor Aviation, Inc. Mr. Rowland owns 50% of the voting stock of Windsor Aviation.

(12)	Includes 61,000 shares of common stock underlying options that are exercisable within 60 days of March 15, 2004.

(13)	Includes 12,000 shares of common stock underlying options issued to one non-employee director and 780,700 shares of common stock underlying options issued to six executive officers that are exercisable within 60 days of March 15, 2004.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.02 per share, and 10,000,000 shares of preferred stock, par value $0.02 per share. As of March 15, 2004, the following shares of stock, and rights to purchase stock, were outstanding:

•	16,156,332 shares of common stock held of record by 127 shareholders;

•	1,000,000 shares of Series B preferred stock held by nine shareholders;

•	4,500,000 shares of Series C preferred stock held by five shareholders;

•	1,946,250 shares of Series D preferred stock held by 23 shareholders; and

•	options to purchase 3,018,350 shares of common stock.

As of March 15, 2004, each share of Series B preferred stock was convertible into 4.571428 shares of common stock, each share of Series C preferred stock was convertible into one share of common stock and each share of Series D preferred stock was convertible into one share of common stock. The conversion ratio of each of the Series C preferred stock and Series D preferred stock will be adjusted to 1.25 shares of common stock for each share of Series C preferred stock and Series D preferred stock if the initial public offering price of our common stock is less than a specified price per share and does not yield a specified return with respect to such series based on the date of purchase.

Common Stock

      The holders of our common stock:

•	have the right to receive ratably any dividends from funds legally available therefor, when, as and if declared by our board of directors,

•	are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of the affairs of our company, and

•	are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders.

      All shares of our common stock now outstanding are fully paid and nonassessable and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our common stock.

      The holders of our common stock do not have cumulative voting rights. Subject to the rights of any future series of preferred stock, the holders of more than 50% of such outstanding shares voting for the election of our directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

      Upon completion of this offering, all of our issued and outstanding Series B preferred stock, Series C preferred stock and Series D preferred stock will be converted into an aggregate of                     shares of common stock. The conversion will occur at the applicable conversion price of each series of preferred stock, as provided in our articles of incorporation.

Undesignated Preferred Stock

      Under governing Minnesota law and our amended and restated articles of incorporation, no action by our shareholders is necessary, and only action of our board of directors is required, to authorize the issuance of shares of undesignated preferred stock. Our board of directors is empowered to establish, and to designate the name of, each class or series of the undesignated preferred shares and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences. Accordingly, our board of directors, without shareholder approval, may issue preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock and delaying or preventing a change in control of our company without further action by our shareholders. Our board of directors has no present plans to issue any shares of preferred stock.

Registration Rights

      The purchasers of our preferred stock have demand registration and piggyback registration rights under the terms of our preferred stock purchase agreements.

      The demand registration rights as to                     shares of common stock issued, or issuable upon conversion of preferred stock, to holders of each series of our preferred stock may be exercised at any time after the expiration of the lock-up period in connection with the initial public offering of our common stock. Each series of preferred stock may demand registration of the shares of common stock issued or issuable upon conversion of that series upon a request by holders of a majority of such shares. For purposes of these demand registration rights, holders of Series C preferred stock and Series D preferred stock vote together as one series. There is no limit on the number of demand registrations on Form S-3 that such holders may request.

      Each of these holders also has certain piggyback registration rights. If we propose to register any securities under the Securities Act of 1933, as amended, or the Securities Act, for our own account or for the account of our shareholders, holders of piggyback rights may require that we include all of their registrable securities in such registration. In connection with any such offering, the managing underwriter thereof can limit the number of shares held by persons with piggyback registration rights to be included in such registration.

      We will be responsible for all expenses incurred in connection with the registration rights described above.

Anti-Takeover Provisions

      Certain provisions of Minnesota law and our articles of incorporation and bylaws described below could have an anti-takeover effect. These provisions are intended to provide management with flexibility in responding to an unsolicited takeover offer and to discourage certain types of unsolicited takeover offers for our company. However, these provisions could have the effect of discouraging attempts to acquire us, which could deprive our shareholders of opportunities to sell their shares at prices higher than prevailing market prices.

      Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock from a person, other than us and other than in connection with certain mergers and exchanges to which we are a party, that results in the acquiring person owning 20% or more of our voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of our disinterested shareholders and a majority vote of all of our shareholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us during a specified time period.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits us or any of our subsidiaries from entering into any business combination transaction with a shareholder for a period of four years after the shareholder acquires 10% or more of our voting stock then outstanding. An exception is provided for circumstances in which, before the 10% share-ownership threshold is reached, either the transaction or the share acquisition is approved by a committee of our board of directors composed of one or more disinterested directors.

      The Minnesota Business Corporation Act contains a “fair price” provision in Section 302A.675. This provision provides that no person may acquire any of our shares within two years following the person’s last purchase of our shares in a takeover offer unless all shareholders are given the opportunity to dispose of their shares to the person on terms that are substantially equivalent to those in the earlier takeover offer. This provision does not apply if the acquisition is approved by a committee of disinterested directors before any shares are acquired in the takeover offer.

      Section 302A.553, subdivision 3, of the Minnesota Business Corporation Act prohibits us from purchasing any voting shares owned for less than two years from a holder of more than 5% of our outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of our shareholders or if we make a repurchase offer of equal or greater value to all shareholders.

      Our articles of incorporation provide that the holders of our common stock do not have cumulative voting rights. For the shareholders to call a special meeting, our bylaws require that at least 10% of the voting power must join in the request, except that a special meeting to take action concerning a business combination requires that at least 25% of the voting power join in the request. Our articles of incorporation give our board of directors the power to issue any or all of the shares of undesignated preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. Our board of directors also has the right to fill vacancies of the board, including a vacancy created by an increase in the board of directors.

      Our bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by us not less than 90 days prior to the date fixed for the annual meeting, and must contain certain information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the shareholders submitting the proposal.

Transfer Agent and Registrar

      The Transfer Agent and Registrar with respect to our common stock will be                     .

Listing

      We will apply to list our shares of common stock on the New York Stock Exchange under the symbol “                    .”

SHARES ELIGIBLE FOR FUTURE SALE

      Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of December 31, 2003, and assuming the automatic conversion of all outstanding shares of our preferred stock into                     shares of our common stock upon the completion of this offering, we will have                     shares of our common stock outstanding. Of these shares, the                     shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

      The remaining                     shares of our common stock outstanding upon completion of this offering are deemed “restricted shares” under Rule 144 or Rule 701 under the Securities Act. Of these restricted shares of our common stock,                     shares will be eligible for sale in the public market on the date of this prospectus. Ninety days from the date of this prospectus                     shares of our common stock will be eligible for sale in the public market pursuant to Rule 701 and Rule 144. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional                     shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or 701.

      Rule 144. In general, under Rule 144 under the Securities Act, a person, or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

      Rule 144(k). Under Rule 144(k), a person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who owns shares that were acquired from the issuer or an affiliate at least two years ago is entitled to sell the shares without complying with the manner of sale, public information, volume limitations or notice of sale provisions of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

      Rule 701. Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule.

      Lock-Up Agreements. We, the selling shareholders, our officers and directors and certain other shareholders have agreed that, during the period beginning on the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly:

•	offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or

•	enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The lock-up agreements permit transfers of shares of common stock purchased in the open market and, subject to certain restrictions, transfers of shares as a gift, to trusts or immediate family members, or to certain entities or persons affiliated with the shareholder.

      Registration Rights. Following this offering, under specified circumstances and subject to customary conditions, holders of approximately                     shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Sales of these shares pursuant to such registration would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights.”

      Stock Options. Following this offering, we intend to file with the Securities and Exchange Commission registration statements under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans. The registration statements are expected to become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under these registration statements will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a “non-U.S. holder” as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

      An individual may be treated as resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

      This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

      If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

      The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. We advise each prospective investor to consult its own tax advisor regarding the personal federal, state, local and non-U.S. tax consequences with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

      As described under “Dividend Policy” above, we do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common Stock” below.

      Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

      Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

•	a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for foreign simple trusts and foreign grantor trusts.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30 percent rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

      To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we currently may be, or in the future may become, a USRPHC. However, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock and we were a USRPHC at any time during such period. We believe that our common stock will be “regularly traded on an established securities market.” If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the periods described above or our common stock is not “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%.

      The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 28%, unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident of the Untied States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
UBS Investment Bank
Piper Jaffray & Co.
William Blair & Company, L.L.C.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

      We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares from us and an aggregate of                     additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses that we and the selling shareholders will pay:

	Per Share		Total

	Without Over-	With Over-	Without Over-	With Over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

      The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the

Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus.

      Our officers, directors, the selling shareholders and certain other shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We will apply to list the shares of common stock on The New York Stock Exchange.

      In connection with the listing of our common stock on The New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of            beneficial owners.

      Some of the underwriters or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of Merrill Lynch is a lender under one of our current credit facilities and a former affiliate of Piper Jaffray & Co. is a lender under another credit facility.

      Through various private placements from 1996 through 2001, Piper Jaffray & Co. owns, directly or through its affiliates, 239,999 shares of our common stock, 15,000 shares of our Series B preferred stock and 106,250 shares of our Series D preferred stock. Upon the conversion of all of our outstanding preferred stock in connection with this offering, it will, directly or indirectly, own                     shares of our common stock.

      There has been no public market for our common stock prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings;

•	our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

      We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial offering price.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages or, while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and, if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

      The consolidated financial statements of LIFE TIME FITNESS, Inc. and its consolidated subsidiaries as of December 31, 2002 and December 31, 2003 and for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements in this prospectus as to the contents of any contract, agreement or other document referred to are materially complete. As a result of this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s web site http://www.sec.gov.

INDEPENDENT AUDITORS’ REPORT

Shareholders

LIFE TIME FITNESS, Inc.

      We have audited the accompanying consolidated balance sheets of LIFE TIME FITNESS, Inc. (a Minnesota corporation) and Subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

March 5, 2004

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2003

	(In thousands,
	except share and
	per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,860	$18,446
Accounts receivable, net	1,209	1,217
Inventories	3,775	4,654
Prepaid expenses and other current assets	1,736	6,977
Deferred membership origination costs	6,851	7,363
Deferred tax asset	4,862	5,368
Income tax receivable	508	2,547

Total current assets	27,801	46,572
PROPERTY AND EQUIPMENT, net	369,387	379,193
RESTRICTED CASH	9,400	10,972
DEFERRED MEMBERSHIP ORIGINATION COSTS	5,807	5,942
OTHER ASSETS	6,629	10,667

TOTAL ASSETS	$419,024	$453,346

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$15,362	$18,278
Accounts payable	4,576	6,171
Construction accounts payable	9,356	6,522
Accrued expenses	11,131	13,105
Deferred revenue	17,195	17,836

Total current liabilities	57,620	61,912
LONG-TERM DEBT, net of current portion	215,958	214,954
DEFERRED RENT LIABILITY	2,044	2,660
DEFERRED INCOME TAXES	12,968	23,196
DEFERRED REVENUE	12,708	11,667

Total liabilities	301,298	314,389

COMMITMENTS AND CONTINGENCIES (Note 8)
REDEEMABLE PREFERRED STOCK:
Series B redeemable preferred stock, $.02 par value; 1,000,000 shares authorized, issued and outstanding each period	25,604	27,003
Series C redeemable preferred stock, $.02 par value; 4,500,000 shares authorized, issued and outstanding each period	51,999	56,029
Series D redeemable preferred stock, $.02 par value; 2,000,000 shares authorized, 1,946,250 shares issued and outstanding each period	21,576	23,133

Total redeemable preferred stock	99,179	106,165

SHAREHOLDERS’ EQUITY:
Undesignated preferred stock, 2,500,000 shares authorized; none issued or outstanding
Common stock, $.02 par value, 50,000,000 shares authorized; 15,953,857 and 16,146,607 shares issued and outstanding, respectively	319	323
Additional paid-in capital	17,091	17,714
Retained earnings	1,137	14,755

Total shareholders’ equity	18,547	32,792

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$419,024	$453,346

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,

	2001	2002	2003

	(In thousands, except per share data)
REVENUE:
Membership dues	$94,652	$132,124	$171,596
Enrollment fees	13,584	18,564	20,594
In-center revenue	25,191	38,270	54,237

Total center revenue	133,427	188,958	246,427
Other revenue	3,240	6,208	10,515

Total revenue	136,667	195,166	256,942
OPERATING EXPENSES:
Sports, fitness and family recreation center operations	74,025	102,343	131,825
Advertising and marketing	6,350	11,722	11,045
General and administrative	12,305	14,981	18,554
Other operating	4,458	10,358	16,273
Depreciation and amortization	17,280	20,801	25,264
Impairment charge	—	6,952	—

Total operating expenses	114,418	167,157	202,961

Income from operations	22,249	28,009	53,981
OTHER INCOME (EXPENSE):
Interest expense, net	(12,035)	(14,950)	(19,132)
Loss from extinguishment of debt	(2,911)	—	—
Equity in earnings (loss) of affiliate	(301)	333	762

Total other income (expense)	(15,247)	(14,617)	(18,370)

INCOME BEFORE INCOME TAXES	7,002	13,392	35,611
PROVISION FOR INCOME TAXES	3,019	5,971	15,006

NET INCOME	3,983	7,421	20,605
ACCRETION ON REDEEMABLE PREFERRED STOCK	6,447	7,085	6,987

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	$(2,464)	$336	$13,618

BASIC EARNINGS (LOSS) PER COMMON SHARE	$(0.20)	$0.02	$0.85

DILUTED EARNINGS (LOSS) PER COMMON SHARE	$(0.20)	$0.02	$0.72

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

	(In thousands, except share data)
BALANCE — December 31, 2000	10,648,000	$213	$7,348	$3,265	$10,826
Common stock issued upon exercise of stock options	74,500	1	69	—	70
Common stock issued in connection with Series A redeemable preferred stock conversion	2,539,991	51	4,531	—	4,582
Accretion on redeemable preferred stock	—	—	—	(6,447)	(6,447)
Net income				3,983	3,983

BALANCE — December 31, 2001	13,262,491	265	11,948	801	13,014
Common stock issued upon exercise of stock options	151,380	3	319	—	322
Common stock issued in connection with Series A redeemable preferred stock conversion	2,539,986	51	4,824	—	4,875
Accretion on redeemable preferred stock				(7,085)	(7,085)
Net income	—	—	—	7,421	7,421

BALANCE — December 31, 2002	15,953,857	319	17,091	1,137	18,547
Common stock issued upon exercise of stock options	192,750	4	407	—	411
Tax benefit upon exercise of stock options	—	—	216	—	216
Accretion on redeemable preferred stock	—	—	—	(6,987)	(6,987)
Net income	—	—	—	20,605	20,605

BALANCE — December 31, 2003	16,146,607	$323	$17,714	$14,755	$32,792

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,

	2001	2002	2003

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,983	$7,421	$20,605
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,280	20,801	25,264
Deferred income taxes	6,968	10,541	9,722
Impairment charge	—	6,952	—
Loss on disposal of property, net	39	162	745
Amortization of deferred financing costs	1,476	529	1,053
Tax benefit from exercise of stock options	—	—	216
Changes in operating assets and liabilities	2,863	7,611	(5,029)

Net cash provided by operating activities	32,609	54,017	52,576
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(54,276)	(27,508)	(41,315)
Decrease in construction accounts payable	(2,394)	(1,632)	(2,834)
Proceeds from sale of property	138	133	23,740
Increase (decrease) in other assets	451	(11,318)	(2,495)
Increase in restricted cash	(7,847)	(1,484)	(1,572)

Net cash used in investing activities	(63,928)	(41,809)	(24,476)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (costs related to) sale of preferred stock, net	19,389	(4)	—
Proceeds from long-term borrowings	128,220	21,919	1,925
Repayments on long-term borrowings	(117,632)	(27,249)	(18,119)
Increase in deferred financing costs	(1,802)	(544)	(2,731)
Proceeds from exercise of stock options	70	322	411

Net cash provided by (used in) financing activities	28,245	(5,556)	(18,514)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,074)	6,652	9,586
CASH AND CASH EQUIVALENTS — Beginning of period	5,282	2,208	8,860

CASH AND CASH EQUIVALENTS — End of period	$2,208	$8,860	$18,446

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for interest, net of capitalized interest of $1,860, $1,647 and $1,315, respectively	$12,653	$14,201	$17,821

Cash payments for income taxes	$245	$3,900	$7,107

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment purchases financed through notes payable	$25,051	$47,224	$28,668

Property and equipment purchases financed through capital lease obligations	$15,596	$12,700	$11,863

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands, except share and per share data)

1.	Nature of Business

      LIFE TIME FITNESS, Inc. and the Subsidiaries (collectively, the Company) is a healthy way of life company that is primarily engaged in designing, building and operating sports, fitness and family recreation centers, principally in suburban locations of major metropolitan areas. As of December 31, 2003, the Company operated 33 centers, including 14 in Minnesota, seven in Illinois, five in Michigan, two in Virginia, two in Arizona, and one each in Ohio, Indiana and Texas.

2.	Significant Accounting Policies

      Principles of Consolidation — The consolidated financial statements include the accounts of LIFE TIME FITNESS, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

      Revenue Recognition — The Company receives a one-time enrollment fee at the time a member joins and monthly membership dues for usage from its members. The enrollment fees are nonrefundable after 30 days. Enrollment fees and related direct expenses (primarily commissions) are deferred and recognized on a straight-line basis over an estimated membership period of 36 months, which is based on historical membership experience. In addition, monthly membership dues paid in advance of a sports, fitness and family recreation center’s opening are deferred until the center opens. The Company offers members month-to-month memberships and recognizes as revenue the monthly membership dues in the month to which they pertain.

      The Company provides services at each of its sports, fitness and family recreation centers, including personal training, spa, café and other member services. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related direct expenses (primarily commissions) are deferred and recognized when services are performed.

      Preopening Operations — The Company generally operates a preview center up to nine months prior to the planned opening of a sports, fitness and family recreation center during which time memberships are sold as construction of the center is being completed. The revenue and direct membership acquisition costs incurred during the period prior to a center opening are deferred until the center opens; however, the related advertising, office and rent expenses incurred during this period are expensed as incurred.

      Cash and Cash Equivalents — The Company considers all unrestricted cash accounts and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

      Restricted Cash — The Company is required to keep funds on deposit at certain financial institutions related to certain of its credit facilities. The Company’s lender or lenders, as the case may be, may access the restricted cash after the occurrence of an event of default, as defined under their respective credit facilities.

      Accounts Receivable — Accounts receivable is presented net of allowance for doubtful accounts and sales returns and allowances of $446 and $677 as of December 31, 2002 and 2003, respectively.

      Inventories — Inventories consisted primarily of nutritional products, operational supplies and uniforms. These inventories are stated at the lower of cost or market value.

      Prepaid Expenses and Other Current Assets — Prepaid expenses and other current assets consisted primarily of prepaid insurance, other prepaid operating expenses and deposits.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property and Equipment — Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. Depreciation is computed primarily using the straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the original lease term or the estimated useful life of the improvement.

      Property and equipment consist of the following:

		December 31,

	Useful Lives	2002	2003

Land and buildings	3-40 years	$310,373	$327,780
Leasehold improvements	1-20 years	24,159	25,092
Construction in progress		15,209	13,999

		349,741	366,871
Equipment:
Fitness	7 years	32,246	37,125
Computer and telephone	3-5 years	20,909	25,797
Décor and signage	5 years	2,931	3,222
Audio/visual	3-5 years	4,262	4,937
Office	7 years	5,302	5,511
Other club equipment	7 years	11,062	14,516

		76,712	91,108

Property and equipment, gross		426,453	457,979
Less accumulated depreciation		57,066	78,786

Property and equipment, net		$369,387	$379,193

      At December 31, 2003, the Company had five sports, fitness and family recreation centers under construction in Texas.

      The Company has developed web-based systems to facilitate member enrollment and management. Costs related to these projects have been capitalized in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. These costs are included in computer and telephone equipment.

      Impairment of Long-lived Assets — The carrying value of long-lived assets is reviewed whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For the year ended December 31, 2002, an impairment charge of $6,952 was recorded related to one of the centers designed as an urban executive facility located in downtown Minneapolis, Minnesota and a restaurant the Company operates in the same building. The urban executive facility and restaurant differ significantly from the Company’s standard operating model and initial cash flow results have not been as high as projected. Additionally, these facilities are located in a more costly geographic area of downtown Minneapolis. The Company opened this center and accompanying restaurant in 2000, but did not recognize an impairment prior to December 31, 2002, as the Company determined it was too early to assess the viability of their operations.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other Assets — The Company records its intangible assets at cost. Amortization of financing costs is computed over the periods of the related debt financing. Other assets consist of the following:

	December 31,

	2002	2003

Financing costs	$3,155	$4,833
Investment in unconsolidated affiliate (see Note 3)	1,404	1,553
Pre-development costs	264	512
Lease deposits	402	2,471
Earnest money deposits	483	534
Other	921	764

	$6,629	$10,667

      Pre-development costs consist of legal, travel, architectural, feasibility and other direct expenditures incurred for certain prospective new center projects. Capitalization commences when acquisition of a particular property is deemed probable by management. Should a specific project be deemed not viable for construction, any capitalized costs related to that project are charged to operations at the time of that determination. Costs incurred prior to the point at which the acquisition is deemed probable are expensed as incurred. Pre-development costs capitalized in the years ended December 31, 2002 and 2003 were approximately $452 and $2,094, respectively. Upon completion of a project, the pre-development costs are classified as property and equipment and depreciated over the useful life of the asset.

      Accrued Expenses — The Company records accrued expenses to properly match costs to its respective revenue. Accrued expenses consist of the following:

	December 31,

	2002	2003

Payroll related	$3,658	$4,308
Real estate taxes	2,485	2,555
Facility operating costs	1,858	1,652
Interest	311	284
Insurance	—	1,283
Other	2,819	3,023

	$11,131	$13,105

      Income Taxes — The Company files consolidated federal and state income tax returns. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases at currently enacted tax rates. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      Earnings (Loss) per Common Share — Basic earnings (loss) per common share (EPS) is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of shares of common stock outstanding during each year. Diluted EPS is computed similarly to basic EPS, except that the numerator is adjusted to add back any redeemable preferred stock accretion and the denominator is increased for the conversion of any dilutive common stock equivalents, such as redeemable preferred stock, and the assumed exercise of dilutive stock options using the treasury stock method.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the weighted average common shares for basic and diluted EPS computations:

	December 31,

	2001	2002	2003

Weighted average number of common shares outstanding — basic	12,360,000	15,053,800	16,071,700
Effect of dilutive stock options	—	1,375,900	1,522,700
Effect of dilutive redeemable preferred shares outstanding	—	—	11,017,700

Weighted average number of common shares outstanding — dilutive	12,360,000	16,429,700	28,612,100

      The effect of the shares issuable upon the conversion of redeemable preferred stock was not included in the calculation of diluted EPS for the year ended December 31, 2002 and the effect of the shares issuable upon both the conversion of redeemable preferred stock and the effect of stock options were not included in the calculation of diluted EPS for the year ended December 31, 2001 as they were antidilutive. The number of equivalent shares excluded from the computation of diluted EPS was 14,247,600 and 11,731,000 for the years ended December 31, 2001 and 2002, respectively.

      Stock-Based Compensation — The Company has stock option plans for employees and accounts for these option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. For more information on the Company’s stock-based compensation plans, see Note 6.

      Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards (SFAS) No. 123, the Company’s net income (loss) applicable to common shareholders, basic EPS and diluted EPS would have been reduced to the following pro forma amounts:

	December 31,

	2001	2002	2003

Net income (loss) applicable to common shareholders — basic:
As reported	$(2,464)	$336	$13,618

Pro forma	$(3,043)	$(598)	$12,702

Basic earnings (loss) per common share:
As reported	$(0.20)	$0.02	$0.85

Pro forma	$(0.25)	$(0.04)	$0.79

Net income (loss) applicable to common shareholders — diluted:
As reported	$(2,464)	$336	$20,605

Pro forma	$(3,043)	$(598)	$19,689

Diluted earnings (loss) per common share:
As reported	$(0.20)	$0.02	$0.72

Pro forma	$(0.25)	$(0.04)	$0.69

      The weighted-average fair value of options granted was $4.64, $4.42 and $4.15 for the years ended December 31, 2001, 2002 and 2003, respectively.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used:

	December 31,

	2001	2002	2003

Risk-free interest rate	4.4%	4.0%	3.0%
Expected dividend yield	0	0	0
Expected life in years	6	6	6
Volatility	57.5%	54.2%	38.3%

      Fair Value of Financial Instruments — The carrying amounts related to cash and cash equivalents approximate fair value due to the relatively short maturities of such instruments. The fair value of long-term debt approximates the carrying value and is based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. The Company uses estimates for such items as depreciable lives, volatility factors in determining fair value of option grants, tax provisions, provisions for uncollectible receivables and for calculating the amortization period for deferred enrollment fee revenue and associated direct costs (based on the weighted average expected life of center memberships). The Company revises the recorded estimates when better information is available, facts change, or the Company can determine actual amounts. Those revisions can affect operating results.

      Interest Income — Interest income included in interest expense, net, for the years ended December 31, 2001, 2002 and 2003 was $185, $196 and $337, respectively.

      Supplemental Cash Flow Information — Changes in operating assets and liabilities, reflecting increases (decreases) in cash, are as follows:

	December 31

	2001	2002	2003

Accounts receivable	$(409)	$204	$(8)
Income tax receivable	(1,502)	1,862	(2,039)
Inventories	(651)	(2,444)	(879)
Prepaid expenses and other current assets	3,005	(433)	(5,241)
Deferred membership origination costs	(2,407)	(757)	(647)
Accounts payable	(1,831)	2,123	1,595
Accrued expenses	976	3,054	1,974
Deferred revenue	5,152	3,358	(400)
Deferred rent liability	530	644	616

	$2,863	$7,611	$(5,029)

      New Accounting Pronouncements — In May 2003, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standard, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). This statement establishes standards

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for how an issuer classifies and measures in its statement of financial position certain financial instruments of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. For public entities, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and at the beginning of the first interim period beginning after June 15, 2003 for all existing financial instruments. As of December 31, 2003, the Company did not have financial instruments within the scope of SFAS No. 150.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 to exclude from its scope certain entities which meet the definition of a business under Emerging Issues Task Force No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. FIN 46, as revised, shall be applied no later than the first reporting period ending after March 15, 2004. The adoption of FIN 46, as revised, will not have a material impact on the Company’s financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145). FASB No. 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS No. 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of APB Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. As a result of SFAS No. 145, the loss from early extinguishment of debt of $2,911 has been reclassified from an extraordinary item to a component of continuing operations in the Company’s 2001 statement of operations.

3.	Investment in Unconsolidated Affiliate

      In December 1999, the Company, together with two unrelated organizations, formed an Illinois limited liability company named LIFE TIME Fitness Bloomingdale L.L.C. (Bloomingdale LLC) for the purpose of constructing and operating a sports, fitness and family recreation center in Bloomingdale, Illinois. The center opened for business in February 2001. Each of the three members maintains an equal interest in Bloomingdale LLC. Pursuant to the terms of the agreement that governs the formation and operation of Bloomingdale LLC (the Operating Agreement), each of the three members contributed $2,000 to Bloomingdale LLC.

      On December 1, 1999, Bloomingdale LLC entered into a management agreement with the Company, pursuant to which the Company agreed to manage the day-to-day operations of the center. The Company does not receive a management fee in connection with its duties under the management agreement, but does receive an overhead cost recovery charge equal to the lesser of (i) the lowest rate charged to any of the Company’s other sports, fitness and family recreation centers, or (ii) 9.0% of the net revenue of the Bloomingdale LLC sports, fitness and family recreation center, provided, however, that in no event would Bloomingdale LLC be charged overhead cost recovery at a rate in excess of the ratio of the Company’s total overhead expense to its total net center revenue.

      Bloomingdale LLC issued indebtedness in June 2000 in a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14,700. All of the members separately guaranteed one-third of

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee.

      Pursuant to the terms of the Operating Agreement, beginning in March 2002, the members are entitled to receive monthly cash distributions from Bloomingdale LLC. The amount of this monthly distribution is, and will continue to be throughout the term of the agreement, $56 per member. In the event that Bloomingdale LLC does not generate sufficient cash flow through its own operations to make the required monthly distributions, the Company is obligated to make such payments to each of the other two members. To date, Bloomingdale LLC has generated cash flows sufficient to make all such payments. Each of the three members received distributions from Bloomingdale LLC in the amount of $281 and $614 in 2002 and 2003, respectively.

4.	Long-Term Debt

      Long-term debt consists of the following:

	December 31,

	2002	2003

Term notes payable to insurance company, monthly interest and principal payments totaling $1,273 including interest at 8.25% to June 30, 2011, collateralized by certain related real estate and buildings	$140,045	$136,183
Construction credit facility, monthly interest payments at the reference rate plus one-half of 1% maturing through April 2006, collateralized by certain related real estate and buildings	19,807	25,865
Revolving credit facility, interest only due monthly at interest rates ranging from LIBOR plus 4.0% to base plus 2.5%, facility expires June 30, 2005, collateralized by certain related personal property	15,000	15,000
Mortgage notes payable to bank, due in monthly installments of $51 through August 2007, including interest at 6%, collateralized by certain interests in related two centers	5,666	5,585
Mortgage note payable to bank, due in monthly installments of $37 through February 28, 2007, including interest at reference rate plus one-half of 1%, collateralized by a certain interest in one related center	5,302	3,531
Special assessments payable, due in variable semiannual installments through September 2028, including interest at 6.50% to 8.50%, secured by the related real estate and buildings	1,694	1,627

Total debt (excluding obligations under capital leases)	187,514	187,791
Obligations under capital leases (see below)	43,806	45,441

Total debt	231,320	233,232
Less current maturities	15,362	18,278

Total long-term debt	$215,958	$214,954

      In June and October 2001, the Company, through certain of its wholly owned subsidiaries, refinanced 10 of its centers pursuant to the terms of individual notes issued to an insurance company. Outstanding obligations under the notes bear interest at 8.25%. In 2001, the Company began making monthly payments of principal and interest on these obligations, based upon a 20-year amortization period. The Company’s obligations to the insurance company mature in June 2011. In connection with this refinancing, the Company incurred expenses of $2,344 in early extinguishment fees and $567 to write off loan costs related to the original debt.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In November 2002, the Company, through certain of its wholly owned subsidiaries, refinanced three additional centers pursuant to the terms of individual notes issued to an insurance company. Outstanding obligations under the notes bear interest at 8.25%. In December 2002, the Company began making monthly payments of principal and interest on these obligations, based upon a 15-year amortization period. The Company’s obligations to the insurance company mature in June 2011. In connection with this refinancing, the Company incurred expenses of $382 to write off loan costs, which are included in interest expense.

      The Company is a party to a $75,000 construction credit facility. Pursuant to the terms of the construction credit facility, the lending group has committed to make up to seven separate series loans, the purpose of which is to fund the construction costs related to completing the construction of certain centers. The commitment to continue to make loans available to the Company under this facility has been renewed by the lenders annually. The current commitment to lend expires on June 30, 2004. Borrowings under this facility are limited to the lesser of 55.0% of the total land and construction costs, or 75% of the appraised value, of the specific centers currently under construction and are due and payable no later than three years from the date of the series supplement for each series loan. As security for the obligations owing under the construction credit facility, the Company has granted mortgages on each of the specific centers that are financed by means of the construction credit facility. Interest accrues at the reference rate plus 0.5%. At December 31, 2003, $25,865 was outstanding related to three specific centers and $49,135 was available for additional borrowings under this facility. In January 2004, the Company retired all of the debt on two of the centers, totaling $17,950.

      The Company is a party to a revolving credit facility with a group of financial institutions. The revolving credit facility, as amended and restated, allows for borrowings and letters of credit of up to $55,000 (of which $15,000 is a term loan). Availability under the facility is determined based upon a multiple of operating cash flow adjusted for outstanding indebtedness, as defined therein. As of December 31, 2003, $5,000 of letters of credit were outstanding and the Company had approximately $35,000 available for additional borrowings under this facility. Interest accrues at the rate of either a base rate plus 2.5% or LIBOR plus 4.0%, as the Company may elect from time to time. The revolving credit facility requires payment of commitment fees of 0.5% on unused credit availability and prohibits the payment of dividends without the lenders’ consent.

      In May 2001, the Company entered into a sale/leaseback transaction with respect to one of its centers. Pursuant to the terms of this transaction, the Company sold the center for $7,200. The Company retired $2,900 of indebtedness related to this center. At the time of the sale, the Company simultaneously entered into a lease of the center. Pursuant to the lease, the Company has agreed to lease the center for a period of 20 years. As of December 31, 2003, the present value of the future minimum lease payments due under the lease amounted to $7,008 and is included in obligations under capital lease.

      In December 2003, the Company entered into a $35.0 million mortgage facility. The purpose of this credit facility is to refinance outstanding obligations under the construction credit facility; however, this facility could also be used to finance the construction of new centers. Borrowings under this facility are limited to 65.0% of the total land and construction cost of certain centers. Funds are available for advance within 12 months of the closing date of the credit facility and bear interest at a per annum rate equal to 4.5% plus the most current rate quoted by the Federal Reserve as the 5-year rate for U.S. Government Treasury Securities. Advances made under this credit facility will be amortized over a 15-year period and will be due in full on December 31, 2011. No amounts are outstanding under this facility.

      Certain of the Company’s credit agreements include restrictive and financial covenants, which require the Company to maintain certain financial ratios, among other matters. The Company was in compliance with all such covenants as of December 31, 2003.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Aggregate annual future maturities of long-term debt (excluding capital leases) at December 31, 2003 are as follows:

2004	$5,552
2005	30,557
2006	20,472
2007	12,974
2008	5,901
Thereafter	112,335

$187,791

      The Company is a party to capital equipment leases with third parties which provide for monthly rental payments of approximately $1,489 as of December 31, 2003. The following is a summary of property and equipment recorded under capital leases:

	December 31,

	2002	2003

Land and buildings	$6,754	$6,754
Leasehold improvements	1,905	1,909
Equipment	57,973	68,596

	66,632	77,259
Less accumulated depreciation	24,668	33,776

	$41,964	$43,483

      Future minimum lease payments and the present value of net minimum lease payments on capital leases at December 31, 2003 are as follows:

2004	$16,354
2005	14,088
2006	10,094
2007	5,952
2008	2,114
Thereafter	12,216

60,818
Less amounts representing interest	15,377

Present value of net minimum lease payments	45,441
Current portion	12,726

$32,715

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Income Taxes

      The components of the provision for income taxes are as follows:

	December 31,

	2001	2002	2003

Current	$(3,193)	$5,182	$5,283
Deferred	6,212	789	9,723

Provision for income taxes	$3,019	$5,971	$15,006

      The provision for income taxes differs from the federal statutory rate as follows:

	December 31,

	2001	2002	2003

Income taxes computed at federal statutory rate	$2,381	$4,553	$12,464
State taxes, net of federal benefit	490	848	2,095
Other, net	148	570	447

	$3,019	$5,971	$15,006

      Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effect of temporary differences that gives rise to the deferred tax asset (liability) are as follows:

	December 31,

	2002	2003

Current deferred income tax assets:
Deferred revenue, net of related deferred costs	$3,980	$4,206
Other, net	882	1,162

	$4,862	$5,368

Noncurrent deferred income tax liabilities:
Deferred revenue, net of related deferred costs	$2,795	$1,728
Property and equipment	(14,315)	(22,711)
Other, net	(1,448)	(2,213)

	$(12,968)	$(23,196)

6.     Capital Stock

      Authorized Shares — The Company’s Articles of Incorporation, as amended, authorize the aggregate issuance of 60,000,000 shares of stock consisting of 10,000,000 shares of preferred stock, $0.02 par value per share, of which 1,000,000 shares have been designated as Series B redeemable preferred stock, 4,500,000 shares have been designated as Series C redeemable preferred stock, 2,000,000 shares have been designated as Series D redeemable preferred stock, and 2,500,000 shares are undesignated, and 50,000,000 shares of common stock, par value $0.02 per share.

      Redeemable Preferred Stock — On May 7, 2001, the holders of the Series A redeemable preferred stock elected to convert certain of the Series A redeemable preferred stock into common stock. At a conversion ratio of 1 to 5.3, the Company issued 2,539,991 shares of its common stock in exchange for the

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement of 479,244 shares of the Series A redeemable preferred stock. On May 7, 2002, the holders of the Series A redeemable preferred stock elected to convert the remaining 479,243 shares of Series A redeemable preferred stock. Under the same conversion ratio the Company issued 2,539,986 shares of its common stock in exchange for the retirement of the remaining 479,243 shares of Series A redeemable preferred stock.

      In connection with a stock purchase agreement dated December 8, 1998, the Company sold 1,000,000 shares of Series B redeemable preferred stock for $20.00 per share (less offering expenses of $84). The Series B redeemable preferred stock is subject to mandatory conversion upon the consummation of a qualified initial public offering, as defined by the Series B certificate of designation, as amended, and is convertible into common stock, unless previously redeemed, at a 1:4.571428 conversion ratio, subject to adjustment in certain events. This conversion ratio, which was previously 1:4, was adjusted on December 31, 2003 pursuant to the Series B certificate of designation, as amended, to reflect the reduction of the conversion price to 87.5% of the original conversion ratio as the Company did not achieve certain per share net income targets for the 12-month period ended December 31, 2003. In addition, the Series B redeemable preferred stock is subject to mandatory redemption in equal amounts on December 31, 2004 and 2005. The per share redemption price is $20.00, plus an amount representing a per share annual return of 7%, plus any accumulated but unpaid dividends, if declared. An amount equal to the cumulative return is accreted to the preferred stock balance to reflect the redemption amount, if not previously converted into common shares.

      In connection with a stock purchase agreement dated August 16, 2000, the Company sold 4,500,000 shares of Series C redeemable preferred stock for $10.00 per share (less offering expenses of $2,578). The Series C redeemable preferred stock is convertible into common stock, unless previously redeemed, at a 1:1 conversion ratio, and is subject to mandatory conversion upon the consummation of a qualified initial public offering, as defined by the Series C certificate of designation, as amended. In addition, the Series C redeemable preferred stock is subject to mandatory redemption on August 16, 2006. The per share redemption price is $10.00, plus an amount representing a per share annual return of 8%, plus any accumulated but unpaid dividends, if declared. An amount equal to the cumulative return is accreted to the preferred stock balance to reflect the redemption amount, if not previously converted into common shares. The discount on the preferred stock attributable to offering expenses is being accreted to the preferred stock balance over a six-year period.

      In connection with a stock purchase agreement dated July 19, 2001, the Company sold 1,946,250 shares of Series D redeemable preferred stock for $10.00 per share (less offering expenses of $72). The Series D redeemable preferred stock is convertible into common stock, unless previously redeemed, at a 1:1 conversion ratio, and is subject to mandatory conversion upon the consummation of a qualified initial public offering, as defined by the Series D certificate of designation, as amended. In addition, the Series D redeemable preferred stock is subject to mandatory redemption on August 16, 2006. The per share redemption price is $10.00, plus an amount representing a per share annual return of 8%, plus any accumulated but unpaid dividends, if declared. An amount equal to the cumulative return is accreted to the redeemable preferred stock balance to reflect the redemption amount, if not previously converted into common shares.

      In connection with the sale of its Series D redeemable preferred stock, the Company agreed that the conversion ratio for each of the Series C and the Series D redeemable preferred stock would be adjusted from 1:1 to 1:1.25, in the event that a change of ownership of the Company occurs, including a qualifying initial public offering, and the return on investment for the holders of the Series C and the Series D redeemable preferred stock realized in connection with the change of ownership does not achieve a certain rate of return with respect to such series, as defined in the Series C and Series D certificates of designation, based on the date of purchase.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No dividends were declared on any of the redeemable preferred stocks for the years ended December 31, 2001, 2002 and 2003.

      Stock Options — During 1994, the Company granted options to acquire an aggregate of 320,000 shares of common stock with an exercise price of $0.75 per share to members of the Board of Directors. As of December 31, 2003, no options remained outstanding related to the 1994 grant.

      During 1996, the Company adopted the FCA, Ltd. 1996 Stock Option Plan (the 1996 Plan), which reserved up to 2,000,000 shares of the Company’s common stock for issuance under the 1996 Plan. Under the 1996 Plan, the Board of Directors have the authority to grant incentive and nonqualified options to purchase shares of the Company’s common stock to eligible employees, directors, and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of December 31, 2003, the Company had granted a total of 1,700,000 options to purchase common stock under the 1996 Plan, of which 1,358,000 were outstanding.

      During 1998, the Company adopted the LIFE TIME FITNESS, Inc. 1998 Stock Option Plan (the 1998 Plan), which reserved up to 1,600,000 shares of the Company’s common stock for issuance. Under the 1998 Plan, the Board of Directors have the authority to grant incentive and nonqualified options to purchase shares of the Company’s common stock to eligible employees, directors and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. The 1998 Plan was amended in December 2003 by the Company’s Board of Directors and shareholders to reserve an additional 1,500,000 shares of the Company’s common stock for issuance. As of December 31, 2003, the Company had granted a total of 1,957,500 options to purchase common stock at exercise prices of $4.00 to $12.00 under the 1998 Plan, of which 1,673,475 were outstanding.

      A summary of option activity is as follows:

	Options	Exercise Price
	Outstanding	per Share

Balance — December 31, 2000	2,406,500	$0.75-8.00
Granted	322,000	8.00
Exercised	(74,500)	0.75-4.00
Canceled	(114,870)	1.66-8.00

Balance — December 31, 2001	2,539,130	0.75-8.00
Granted	345,000	8.00
Exercised	(151,380)	1.25-8.00
Canceled	(40,750)	1.67-8.00

Balance — December 31, 2002	2,692,000	0.75-8.00
Granted	636,500	8.00-12.00
Exercised	(192,750)	0.75-8.00
Canceled	(104,275)	8.00

Balance — December 31, 2003	3,031,475	$1.25-12.00

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The options granted generally vest over a period of three to five years from the date of grant. At December 31, 2003, options to purchase 1,345,550 shares were exercisable. The following table summarizes information concerning options outstanding and exercisable as of December 31, 2003:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$1.25 to $1.67	1,294,000	2.73	$1.51	654,000	$1.37
$3.00 to $4.00	337,250	5.50	3.81	337,250	3.81
$8.00 to $12.00	1,400,225	8.66	8.87	354,300	8.00

$1.25 to $12.00	3,031,475	7.66	$5.16	1,345,550	$3.73

      In December 2003, the Company granted 303,500 options to purchase common stock under the 1998 Plan at $12.00 per share. The fair value per share was determined to be $16.00, resulting in intrinsic value of $4.00 per share which is being recorded as compensation expense over the applicable vesting period. The fair value of the common stock was determined on a contemporaneous basis by management. Management did not obtain an independent contemporaneous valuation at the time of the grant due to an independent valuation that was performed as of June 30, 2003. Events occurring since June 30, 2003 were considered by management in determining the value of the Company’s common stock for the December 2003 grant of stock options.

7.	Operating Segments

      The Company determined its operations are conducted mainly through one reportable operating segment — sports, fitness and family recreation centers. For purposes of segment financial reporting and discussion of results of operations, sports, fitness and family recreation centers represent the revenue and associated costs (including general and administrative expenses) from membership dues and enrollment fees, all in-center activities including personal training, spa, café and other activities offered to members and non-member participants and rental income. Included in the “All Other” category in the table below is operating information related to nutritional products, media, athletic events, and a restaurant, and expenses, including interest expense, and corporate assets (including depreciation and amortization) not directly attributable to sports, fitness and family recreation centers. The accounting policies of the sports, fitness and family recreation centers and operations classified as “All Other” are the same as those described in the summary of significant accounting policies.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial data and reconciling information for the Company’s reporting segment to the consolidated amounts in the financial statements are as follows:

	Sports, Fitness
	and Family
	Recreation
	Centers	All Other	Eliminations(a)	Consolidated

Year ended December 31, 2003:
Revenues	$246,427	$13,002	$(2,487)	$256,942
EBITDA	84,986	(7,466)	2,487	80,007
Interest expense, net	17,501	1,631	—	19,132
Depreciation and amortization	20,682	4,582	—	25,264
Income before tax	46,803	(11,192)	—	35,611
Total assets	434,433	18,913	—	453,346

Year ended December 31, 2002:
Revenues	$188,958	$8,728	$(2,520)	$195,166
EBITDA	53,769	(7,146)	2,520	49,143
Interest expense, net	14,250	700	—	14,950
Depreciation and amortization	16,872	3,929	—	20,801
Income before tax	22,647	(9,255)	—	13,392
Total assets	406,726	12,298	—	419,024

Year ended December 31, 2001:
Revenues	$133,427	$4,862	$(1,622)	$136,667
EBITDA	42,393	(7,698)	1,622	36,317
Interest expense, net	10,730	1,305	—	12,035
Depreciation and amortization	12,769	4,511	—	17,280
Income before tax	18,894	(11,892)	—	7,002

(a)	Eliminations relate to the sale of the Company’s nutritional products to the Company’s owned cafes.

8.     Commitments and Contingencies

      Lease Commitments — The Company leases certain property and equipment under operating leases. The minimum annual payments under all noncancelable operating leases at December 31, 2003 are as follows:

2004	$7,347
2005	7,291
2006	7,390
2007	7,166
2008	6,552
Thereafter	99,609

$135,355

      Rent expense under these operating leases was $4,138, $4,890 and $6,135 for the years ended December 31, 2001, 2002 and 2003. Certain lease agreements call for escalating lease payments over the

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

term of the lease, resulting in a deferred rent liability due to the expense being recognized on the straight-line basis over the life of the lease.

      In September 2003, the Company entered into a sale/leaseback transaction with respect to two of its Michigan centers. Pursuant to the terms of this transaction, the Company sold the centers for $42,900. The Company retired $22,390 of indebtedness related to these centers. At the time of the sale, the Company simultaneously entered into a 20-year operating lease for the centers.

      Litigation — The Company is engaged in legal proceedings incidental to the normal course of business. Although the ultimate outcome of these matters cannot be determined, management believes that the final disposition of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

      401(k) Savings and Investment Plan — The Company offers a 401(k) savings and investment plan (the 401(k) Plan) to substantially all full-time employees who have at least one year of service and 1,000 hours worked during the year and are at least 21 years of age. The Company made discretionary contributions to the 401(k) Plan in the amount of $634 and $753 for the years ended December 31, 2002 and 2003. The Company did not make a discretionary matching contribution in 2001.

      Related-Party Transactions — Certain of the Company’s refurbishing and remodeling construction projects at its centers in Minnesota were managed by a general contractor, which is primarily owned by the president of one of the Company’s wholly owned subsidiaries. The Company paid such general contractor $418 and $49 for the years ended December 31, 2001 and 2002, respectively. No such payments were made in 2003.

      The Company leased one jet until June 2003 (two jets in 2001 and 2002) from an aviation company that is wholly owned by the Company’s chief executive officer and the president of a wholly owned subsidiary of the Company. Each month the Company was charged the equivalent of the debt service for the exclusive use of the jets. The Company also paid an hourly fee for the periodic use of other aircraft owned by the aviation company. Beginning in July 2003, the Company paid an hourly rate for the periodic use of the one jet owned by the aviation company. The Company was charged in total $1,053, $857 and $892 for the use of this aircraft or aircrafts, as the case may be, for the years ended December 31, 2001, 2002 and 2003. All aircraft use with the aviation company terminated at December 31, 2003. The Company purchased one jet from the aviation company for fair market value of $3,950 in January 2004.

      The Company’s chief executive officer was the landlord under a lease involving a center leased by the Company. Consequently, the Company made payments for monthly rent to its chief executive officer under such lease in the amounts of $349, $355 and $234 for the years ended December 31, 2001, 2002 and 2003, respectively. In August 2003, the Company’s chief executive officer sold his position as landlord under the lease to an entity unrelated to the Company.

      The Company leases various fitness and office equipment for use at the center in Bloomingdale, Illinois. The Company then subleases this equipment to Bloomingdale LLC. The terms of the sublease are such that Bloomingdale LLC is charged the equivalent of the debt service for the use of the equipment. The Company charged $340, $426 and $425 for the years ended December 31, 2001, 2002 and 2003.

      As noted in Note 4, in May 2001, the Company completed a transaction to sell and simultaneously lease back one of its Minnesota centers. The purchaser and landlord in such transaction is an entity composed of four individuals, one of whom is the president of a wholly owned subsidiary of the Company. The Company paid rent pursuant to the lease of $880 for the years ended December 31, 2001, 2002 and 2003. In connection with the sale, the Company received a note in the amount of approximately $264 which was repaid in December 2003.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In October 2003, the Company leased a center located within a shopping center that is owned by a general partnership in which the Company’s chief executive officer has a 50% interest. In December 2003, the Company and the general partnership executed an addendum to this lease whereby the Company leased an additional 5,000 square feet of office space on a month-to-month basis within the shopping center. The Company paid rent pursuant to this lease of $125 for the year ended December 31, 2003.

[Inside back cover]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are set forth below. These expenses, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimated.

SEC registration fee		$25,340
NASD filing fee		20,500
New York Stock Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by Amendment.

Item 14.     Indemnification of Directors and Officers

      Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the company, or, in the case of performance by a director, officer or employee of the company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders, or by a court.

      Our articles of incorporation and by-laws provide that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by Minnesota Statute, as detailed above. We also maintain a director and officer liability insurance policy.

      In addition, the registration rights provisions of the stock purchase agreements we entered into with our preferred shareholders obligate us to indemnify such shareholders requesting or joining in a registration and each underwriter of the securities so registered, as well as the officers, directors and partners of such party, against any and all loss, damage, liability, cost and expense arising out of or based on any untrue statement, or alleged untrue statement, of any material fact contained in any registration statement, prospectus or other related document or any omission, or alleged omission, to state any material fact required to be stated or necessary to make the statements not misleading, or any violation by us of any rule or regulation promulgated under the Securities Act.

      The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

      Since January 1, 2001, we have issued and sold the following unregistered securities:

Option Grants and Option Exercises

      Since January 1, 2001, we have granted options to purchase 1,303,500 shares of our common stock to employees, officers and consultants under our 1998 Stock Option Plan at exercise prices ranging from $8.00 to $12.00 per share. During the same period, we issued and sold 428,355 shares of our common stock pursuant to option exercises at prices ranging from $0.75 to $8.00 per share. These grants and sales were made in reliance on Rule 701 of the Securities Act.

Preferred Stock

      From July 20, 2001 to October 18, 2001, we issued an aggregate of 1,946,250 shares of our Series D Preferred Stock to 23 accredited investors at a purchase price of $10.00 per share for an aggregate consideration of $19,462,500. On July 20, 2001, we issued and sold 1,500,000 shares of our Series D Preferred Stock to 16 accredited investors for an aggregate consideration of $15,000,000. On August 24, 2001, we issued and sold 106,250 shares of our Series D Preferred Stock to two accredited investors for an aggregate consideration of $1,062,500. On October 11, 2001, we issued and sold 90,000 shares of our Series D Preferred Stock to four accredited investors for an aggregate consideration of $900,000. On October 18, 2001, we issued and sold 250,000 shares of our Series D Preferred Stock to one accredited investor for an aggregate consideration of $2,500,000. These sales were made in reliance on Rule 506 of Regulation D under the Securities Act and we filed a Form D for each transaction.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
No.		Description

1	*	Form of Underwriting Agreement.
3.1		Articles of Incorporation of the Registrant, as amended to date and as currently in effect, including all Certificates of Designation.
3	.2*	Form of Amended and Restated Articles of Incorporation of the Registrant to be effective upon completion of this offering.
3.3		Bylaws of the Registrant, as amended to date and as currently in effect.
3.4		Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4	*	Specimen of common stock certificate.
5	*	Opinion of Faegre & Benson LLP.
10.1		FCA, Ltd. 1996 Stock Option Plan.
10.2		LIFE TIME FITNESS, Inc. 1998 Stock Option Plan, as amended and restated.

Exhibit
No.	Description

10.3	Employment Agreement dated as of January 23, 2003, by and between the Registrant and Michael Gerend.
10.4	Employment Agreement dated as of March 4, 2002, by and between the Registrant and Michael Robinson.
10.5	Second Amended and Restated Credit Agreement dated as of July 19, 2001, by and among the Registrant, as Borrower, Antares Capital Corporation, as a Lender and as Agent for all Lenders, BNP Paribas, as a Lender and as Documentation Agent, and the other financial institutions party thereto as Lenders.
10.6	First Amendment to Second Amended and Restated Credit Agreement dated as of July 12, 2002, by and among the Registrant, Antares Capital Corporation, BNP Paribas, and JP Morgan Chase Bank.
10.7	Second Amendment to Second Amended and Restated Credit Agreement dated as of August 29, 2003, by and among the Registrant, Antares Capital Corporation, JP Morgan Chase Bank, Mariner CDO 2002, Ltd., Merrill Lynch Capital, and M&I Marshall & Ilsley Bank.
10.8	Third Amendment to Second Amended and Restated Credit Agreement dated as of December 31, 2003, by and among the Registrant, Antares Capital Corporation, JP Morgan Chase Bank, Mariner CDO 2002, Ltd., Merrill Lynch Capital, and M&I Marshall & Ilsley Bank.
10.9	Amended and Restated Master Construction and Term Loan Agreement dated as of July 17, 2000, by and among FCA Real Estate Holdings, LLC, as Borrower, U.S. Bank National Association, as Agent and Administrative Bank for the Lenders, and U.S. Bank National Association, as Collateral Agent.
10.10	Amendment No. 1 to Amended and Restated Master Construction and Term Loan Agreement dated as of June 14, 2001, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.11	Amendment No. 2 to Amended and Restated Master Construction and Term Loan Agreement dated as of July 19, 2001, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.12	Amendment No. 3 to Amended and Restated Master Construction and Term Loan Agreement dated as of August 21, 2001, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.13	Amendment No. 4 to Amended and Restated Master Construction and Term Loan Agreement dated as of February 28, 2002, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.14	Amendment No. 5 to Amended and Restated Master Construction and Term Loan Agreement effective as of May 31, 2002, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.15	Amendment No. 6 to Amended and Restated Master Construction and Term Loan Agreement; Amendment of Supplements for Series Loans N, O and P; and Amendment of Notes for Series Loans N, O and P, dated as of April 18, 2003, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.16	Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America.
10.17	Schedule of terms to Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America.
10.18	Open-End Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixtures Filing Statement made by LTF USA Real Estate, LLC for the benefit of Teachers Insurance and Annuity Association of America.
10.19	Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.

Exhibit
No.		Description

10.20		Schedule of terms to Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.21		Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.22		Schedule of terms to Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.23		Lease Agreement dated as of September 30, 2003, by and between LT Fitness (DE) QRS 15-53, Inc., as landlord, and Life Time Fitness, Inc., as tenant.
10.24		Credit Agreement dated as of December 31, 2003, among LTFMF AZ Real Estate, LLC, as Borrower, LTFMF Real Estate Holdings, LLC, General Electric Capital Corporation, as a Lender and as Agent, and the other Lenders party thereto.
10.25		Series A Stock Purchase Agreement dated May 7, 1996, including amendments thereto.
10.26		Series B Stock Purchase Agreement dated December 8, 1998, including amendments thereto.
10.27		Series C Stock Purchase Agreement dated August 16, 2000, including amendments thereto.
10.28		Series D Stock Purchase Agreement dated July 19, 2001, including amendments thereto.
21		Subsidiaries of the Registrant.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Faegre & Benson LLP (to be included in Exhibit No. 5 to the Registration Statement).
24		Powers of Attorney.

*	To be filed by Amendment.

      (b) Financial Statement Schedules

      None.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1)

or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on March 19, 2004.

LIFE TIME FITNESS, INC.

By	/s/ MICHAEL R. ROBINSON

Michael R. Robinson
Executive Vice President and
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on March 19, 2004 by the following persons in the capacities indicated.

Signature	Title

/s/ BAHRAM AKRADI* Bahram Akradi	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer and Director)

/s/ MICHAEL R. ROBINSON Michael R. Robinson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ TIMOTHY C. DEVRIES* Timothy C. DeVries	Director

/s/ W. JOHN DRISCOLL* W. John Driscoll	Director

/s/ GUY C. JACKSON* Guy C. Jackson	Director

/s/ DAVID A. LANDAU* David A. Landau	Director

/s/ STEPHEN R. SEFTON* Stephen R. Sefton	Director

*	Michael R. Robinson, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By	/s/ MICHAEL R. ROBINSON

Michael R. Robinson,
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	*	Form of Underwriting Agreement.
3.1		Articles of Incorporation of the Registrant, as amended to date and as currently in effect, including all Certificates of Designation.
3	.2*	Form of Amended and Restated Articles of Incorporation of the Registrant to be effective upon completion of this offering.
3.3		Bylaws of the Registrant, as amended to date and as currently in effect.
3	.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4	*	Specimen of common stock certificate.
5	*	Opinion of Faegre & Benson LLP.
10.1		FCA, Ltd. 1996 Stock Option Plan.
10.2		LIFE TIME FITNESS, Inc. 1998 Stock Option Plan, as amended and restated.
10.3		Employment Agreement dated as of January 23, 2003, by and between the Registrant and Michael Gerend.
10.4		Employment Agreement dated as of March 4, 2002, by and between the Registrant and Michael Robinson.
10.5		Second Amended and Restated Credit Agreement dated as of July 19, 2001, by and among the Registrant, as Borrower, Antares Capital Corporation, as a Lender and as Agent for all Lenders, BNP Paribas, as a Lender and as Documentation Agent, and the other financial institutions party thereto as Lenders.
10.6		First Amendment to Second Amended and Restated Credit Agreement dated as of July 12, 2002, by and among the Registrant, Antares Capital Corporation, BNP Paribas, and JP Morgan Chase Bank.
10.7		Second Amendment to Second Amended and Restated Credit Agreement dated as of August 29, 2003, by and among the Registrant, Antares Capital Corporation, JP Morgan Chase Bank, Mariner CDO 2002, Ltd., Merrill Lynch Capital, and M&I Marshall & Ilsley Bank.
10.8		Third Amendment to Second Amended and Restated Credit Agreement dated as of December 31, 2003, by and among the Registrant, Antares Capital Corporation, JP Morgan Chase Bank, Mariner CDO 2002, Ltd., Merrill Lynch Capital, and M&I Marshall & Ilsley Bank.
10.9		Amended and Restated Master Construction and Term Loan Agreement dated as of July 17, 2000, by and among FCA Real Estate Holdings, LLC, as Borrower, U.S. Bank National Association, as Agent and Administrative Bank for the Lenders, and U.S. Bank National Association, as Collateral Agent.
10.10		Amendment No. 1 to Amended and Restated Master Construction and Term Loan Agreement dated as of June 14, 2001, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.11		Amendment No. 2 to Amended and Restated Master Construction and Term Loan Agreement dated as of July 19, 2001, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.12		Amendment No. 3 to Amended and Restated Master Construction and Term Loan Agreement dated as of August 21, 2001, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.13		Amendment No. 4 to Amended and Restated Master Construction and Term Loan Agreement dated as of February 28, 2002, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.14		Amendment No. 5 to Amended and Restated Master Construction and Term Loan Agreement effective as of May 31, 2002, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.

Exhibit
No.		Description

10.15		Amendment No. 6 to Amended and Restated Master Construction and Term Loan Agreement; Amendment of Supplements for Series Loans N, O and P; and Amendment of Notes for Series Loans N, O and P, dated as of April 18, 2003, by and among FCA Real Estate Holdings, LLC, U.S. Bank National Association, and the Lenders party thereto.
10.16		Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America.
10.17		Schedule of terms to Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America.
10.18		Open-End Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixtures Filing Statement made by LTF USA Real Estate, LLC for the benefit of Teachers Insurance and Annuity Association of America.
10.19		Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.20		Schedule of terms to Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.21		Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.22		Schedule of terms to Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.
10.23		Lease Agreement dated as of September 30, 2003, by and between LT Fitness (DE) QRS 15-53, Inc., as landlord, and Life Time Fitness, Inc., as tenant.
10.24		Credit Agreement dated as of December 31, 2003, among LTFMF AZ Real Estate, LLC, as Borrower, LTFMF Real Estate Holdings, LLC, General Electric Capital Corporation, as a Lender and as Agent, and the other Lenders party thereto.
10.25		Series A Stock Purchase Agreement dated May 7, 1996, including amendments thereto.
10.26		Series B Stock Purchase Agreement dated December 8, 1998, including amendments thereto.
10.27		Series C Stock Purchase Agreement dated August 16, 2000, including amendments thereto.
10.28		Series D Stock Purchase Agreement dated July 19, 2001, including amendments thereto.
21		Subsidiaries of the Registrant.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Faegre & Benson LLP (to be included in Exhibit No. 5 to the Registration Statement).
24		Powers of Attorney.

*	To be filed by Amendment.